Making A Difference

ANNUAL REPORT 2002


ENDO
PHARMACEUTICALS



About Endo

Endo Pharmaceuticals Holdings Inc. is a fully integrated specialty pharmaceutical company. Through its Endo Pharmaceuticals Inc. subsidiary, the company researches, develops and markets branded and generic medicines that primarily treat and manage pain. Endo also aggressively pursues partnerships and licensing and acquisition opportunities that complement and strengthen its established leadership in pain management.

Endo's more than 275 employees include scientists who have helped research and develop some of the nation's most successful analgesics. Endo also has a dedicated specialty/ institutional sales force and a contract community-based field force, which provide a range of products to physicians, retail pharmacists and other healthcare providers.

Headquarters — Chadds Ford, Pennsylvania

2002 Net Sales — $399 million

Employees — 277 at December 31, 2002

NASDAQ — ENDP

Web — www.endo.com

Caution Concerning Forward-Looking Statements:
This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in economic, business, competitive, market and regulatory factors. More information about those factors is contained in Endo's filings with the Securities and Exchange Commission.


MAIL PROCESSING
RECEIVED
MAY 5 1 2003
SECTION
187

Dear Fellow Shareholders:

By almost any measure, Endo had an outstanding year in 2002. We completed a number of significant achievements from a financial, operating and strategic standpoint that should help us continue down the growth path we set out to attain when we created Endo just five years ago.

I am pleased to report that net sales for 2002 were $399.0 million, a 58% increase from 2001. Gross profit grew 69% from 2001 to $300.1 million. Net income was $30.8 million, or $0.30 per diluted share, compared with a net loss of $36.5 million, or $0.40 per diluted share, in 2001.

Our strong sales were fueled primarily by the continuing growth of our lead products, Percocet® and Lidoderm®. Net sales of Percocet®, reflecting the broad market acceptance of the two new lower acetaminophen strengths (7.5/325 &10/325) we introduced in late 2001, were $144.6 million, up 43% from 2001. Lidoderm® sales rose 103% to $83.2 million in 2002. Together these two products accounted for nearly 57% of our total net sales in 2002. In fact, the products that Endo has developed internally since its inception in 1997 generated 56% of our total 2002 sales.

As I write this, it occurs to me how quickly five years have passed. It has been quite a journey. In a relatively short time, we've built a profitable, sustainable business, anchored in the pain management franchise from which the original Endo company traces its roots back to 1920. We've grown from 62 employees at year-end 1997 to 277 at the end of 2002. Sales in 2002 are more than triple those of our first full year of operations in 1998. And in that time, we've re-energized a long-standing, well-respected brand in Percocet® and launched an innovative new product, Lidoderm®, which I am proud to say is addressing a previously unmet medical need.

Introduced in 1999, Lidoderm® is a topical skin patch that provides an innovative approach to treating the pain associated with postherpetic neuralgia, a form of neuropathic pain that occurs in about 20% of all patients who have "shingles." A prime contributor to Endo's profitability in 2002, Lidoderm® sales have nearly doubled each year since 2000. To ensure continued growth of Lidoderm®, we are exploring its potential utility for pain relief in other indications, including low-back pain, osteoarthritis, and diabetic-related neuropathy.

Most importantly, though, we are truly making a difference in patients' lives by giving them and their physicians treatments that address the need for pain relief. This gives all of us at Endo a great sense of pride and accomplishment. Nevertheless, a sizable gap remains between prevalence and treatment in pain management, a situation we view as an opportunity to make deeper inroads in a market that is largely under-served. A number of factors point toward higher use of analgesics in the coming years, including the evolution of pain from merely a symptom of a disease to a disease itself, combined with an aging population and higher incidences of cancer, arthritis and surgical procedures.

As a market leader in pain management with a long history of expertise in narcotic analgesics, we feel we are well positioned to benefit from this trend. At the same time, we are mindful of the need to be responsible about how our products, particularly opioids, are marketed and distributed. We will maintain our focus on proper training of our sales representatives and our customers and emphasize the use of risk-management procedures and the latest diagnostic tools to ensure appropriate pain management.

In late 2002, Endo reached a major milestone with the submission of our first New Drug Applications (NDAs) to the U.S. Food and Drug Administration. We submitted two separate NDAs — which were accepted for filing in February 2003 — one for oxymorphone extended-release tablets (developed in partnership with Penwest Pharmaceuticals Co.) and the other for oxymorphone immediate-release tablets. We expect that both of these branded products, which are intended for the relief of moderate-to-severe pain, will have a 12-month review cycle with the FDA, under the guidelines of the Prescription Drug User Fee Act. If approved, oxymorphone ER would be an important new option for managing chronic pain with twice-daily dosing, and would compete in the growing, approximately $3 *billion* market for strong opioids. We feel these NDAs represent an outstanding accomplishment for a company that was formed only five years ago and are a testament to the progress we have made in building a strong R&D capability.



Carol A. Ammon

The year was not without disappointment, however. We learned that three separate Phase III clinical trials evaluating our development product EN3231 (formerly known as MorphiDex®), a combination of equal parts morphine sulfate and the N-methyl-D-aspartate (NMDA)-receptor antagonist, dextromethorphan, were unsuccessful. As a result, we have suspended development of EN3231 and are evaluating whether to continue development of the other NMDA-receptor antagonist combination products in our pipeline.

While EN3231 did not meet expectations, it is important to note that our efforts were not in vain. The development program for EN3231 helped create the infrastructure and the internal expertise that enabled us to file the two oxymorphone NDAs and, by conducting three large Phase III studies, we gained valuable clinical trial experience that will serve us well in the future.

Further, I would like to underscore that Endo is a fully integrated company, and its business prospects are not predicated on the fate of any one drug. We have a strong portfolio of marketed products and a proven track record in developing new products. We are, in fact, in a position to potentially launch four new pipeline products in 2004. To help ensure that we are well positioned for continued growth, from both internal and external sources, we executed several strategic initiatives in 2002, as follows:

Business Development

Through our acquisition of BML Pharmaceuticals Inc. in July, we purchased the development product EN3247 (also referred to as Immunol™ 0.1% triclosan), a patent-protected oral rinse currently in Phase III clinical trial development for the management of oral mucositis. This condition, which affects about 400,000 Americans each year, manifests itself as painful mouth sores in cancer and bone-marrow transplant patients undergoing chemotherapy. Because no approved treatment for oral mucositis is currently available, the FDA has granted expedited review for an EN3247 NDA. The acquisition signals our intention to move outside pain management into complementary areas such as palliative care oncology, where we believe we can effectively leverage our existing relationships with oncologists.

In addition, we signed an agreement in November with DURECT Corporation to exclusively develop and commercialize CHRONOGESIC™ (sufentanil) Pain Therapy System in the U.S. and Canada for moderate-to-severe chronic pain. A miniature, titanium osmotic pump placed under the skin, CHRONOGESIC™ is intended to deliver a continuous, clinically meaningful dose of sufentanil, an opioid that is currently used in hospitals as an analgesic agent. If approved, CHRONOGESIC™ would represent the first systemic medication that provides patients with uninterrupted pain treatment for three months from a single application. While we are excited about the prospects for this novel, patent-protected product, we are mindful that its development is a long-term process.

Capping off a busy year of new business activity, we signed an agreement with SkyePharma PLC on December 31 for the exclusive U.S. and Canadian marketing and distribution rights to two patent-protected development products. DepoMorphine™ is a sustained release epidural analgesic intended for the management of post-operative pain in the first two days following major surgery. SkyePharma anticipates submitting an NDA to the FDA in mid-2003. Propofol IDD-D™, a new formulation general anesthetic intravenous agent intended for the maintenance of anesthesia in patients during surgery and for sedation of patients hospitalized in an intensive-care setting, is currently in Phase II, with Phase III trials expected to begin in late 2003. These products would extend our reach in pain management into the hospital-based, critical-care setting where we can leverage and expand our existing relationships with the anesthesiology community.

R&D Expertise

We filled several key positions in 2002 in our clinical and preclinical departments, strengthening our drug development capability. By adding management depth and expertise in these critical areas, we are able to fully evaluate early-stage opportunities, and we now have active preclinical programs. As a result, Endo is well equipped to bring compounds through the entire development pipeline, from the preclinical stage to NDA approval.

Sales and Marketing

Effective July 1, we exercised our option with Ventiv Health US Sales Inc. to convert 70 specialty sales representatives and seven district managers from contract salespeople to full-time Endo employees. With their success with Lidoderm® and Percocet®, we felt the time was right to build our internal sales capability to continue to drive the growth of these two products among our key prescribers, including pain management specialists, neurologists and oncologists.

The transition was virtually seamless and without interruption, and we are pleased that our sales force has continued to perform at an exceptionally high level. For the near term, we intend to continue to contract with Ventiv for the remaining 160 sales representatives as well as their management, which comprise the remainder of Endo's sales force, and look forward to further success with Ventiv as an Endo partner.

Manufacturing
We amended our manufacturing and supply agreement with Bristol-Myers Squibb Pharma Company to enable a smooth transition of our manufacturing from BMS to Novartis with no interruption in supply. By the end of 2003, Novartis will be the primary contract manufacturer for our marketed products (excluding Lidoderm®). Since September 2001, Novartis has been an excellent partner as a key manufacturer of Percocet®, and we are confident in their ability to provide the kind of high-quality, reliable products that our customers expect and deserve.

Financial
By repaying a total of $118.9 million in promissory notes due to BMS, including those that were issued under the manufacturing and supply agreement, Endo became a debt-free company. We are proud to have accomplished this feat in just five years. Further, we ended the year with $56.9 million in cash and equivalents. With no debt and a strong cash position, we believe we are well-positioned to attract and pursue new business opportunities.

Unlike many other specialty pharmaceutical companies, we have the flexibility to acquire new products or technologies in varying stages of their life cycles, from preclinical to commercial. Further, with fewer than 300 employees, we are nimble enough to facilitate decision-making and quickly put our initiatives into action. And, as indicated by our active business development program, Endo is seen as an attractive business partner due to our ability to execute development programs such as Lidoderm®, our solid financial condition and solid regulatory relationships.

Looking ahead, Endo will be active on a number of fronts as we look to keep building the company in ways that will help sustain our long-term growth, build value for our shareholders and business partners, serve the needs of our customers and create opportunities for our employees. We will capitalize on the substantial equity and name recognition we enjoy with Percocet® and Lidoderm® with a targeted sales and marketing effort complemented by development initiatives such as new formulations or indications.

For late 2003 and into 2004, we look forward to working with the FDA in bringing our oxymorphone ER and IR brands to market, and anticipate filing an NDA for EN3247, our palliative care oncology product, and another NDA for DepoMorphine™. When combined with SkyePharma's expected NDA in mid-2003 for DepoMorphine™, these activities in fact may enable Endo to potentially launch four new branded products in 2004. In addition, with our partners we will continue to advance other pipeline projects such as Propofol IDD-D™ and CHRONOGESIC™ while Endo pursues new business opportunities in pain management and complementary therapies.

In short, we will seek to continue to position the company for future growth by partnering where it makes sense and building the business internally where we can. Meanwhile, we will drive the continued growth of our current products through aggressive but appropriate and responsible sales and marketing initiatives.

It gives me great pride to say that Endo is filled with enthusiastic, dedicated and collaborative people who are more than forthcoming with their ideas for advancing our goal to become the preeminent specialty pharmaceutical company. We are excited about our prospects for continued success, and remain committed to making a difference where it matters most.

On behalf of all of us at Endo, thank you for your confidence and support.

Sincerely,

Carol A. Ammon
Chairman and Chief Executive Officer
April 9, 2003


Making A Difference
On All Fronts

Delivering Results

Growth is evident all across Endo Pharmaceuticals' business. In a few short years, Endo has transformed itself into a leading specialty pharmaceutical company with a strong portfolio of marketed, established products and a substantial pipeline. Since its inception five years ago:

- Endo has filed two New Drug Applications with the U.S. Food and Drug Administration for oxymorphone extended-release tablets and immediate-release tablets.
- Endo has received FDA approval on 10 Abbreviated New Drug Applications (ANDAs), resulting in products that generated more than half of 2002 revenues.
- Net sales have achieved a compounded annual growth rate of 38 percent.
- The number of employees has quadrupled.
- New treatment options have been launched, including Lidoderm®, the first FDA-approved product for the treatment of post-herpetic neuralgia, and new formulations of Percocet®.
- Partnerships and acquisitions have played an integral role in Endo's strategy to enter therapeutic areas of care that strengthen and complement its market leadership in pain management.
- The company has become debt free, and its financial condition is strong, with cash flow from operating activities of $109.6 million in 2002.
- Endo has built a successful sales and marketing infrastructure that includes a 230-person field sales force.

Most importantly, Endo continues to deepen its imprint on patient care. By providing quality products, combined with responsible educational programs and appropriate marketing strategies for healthcare professionals, Endo is helping to ease suffering and improve the quality of patients' lives.



Mariann T. MacDonald

"Our goal is to create value over the long term by bringing new products to market. We believe we can accomplish this through a combination of developing our own products, in-licensing compounds and acquiring products and technologies. We want to continue to grow."

— Mariann T. MacDonald
Executive Vice President, Operations









Bradley S. Galer

"Millions of people suffer needlessly because they are not receiving appropriate treatment. They spend their days in pain when they could be enjoying time with family, working and living life."

— Bradley S. Galer
Vice President, Scientific Affairs


NDC 63481-628-70 100 tablets
Percocet
(oxycodone HCl and
acetaminophen tablets, USP)
7.5 mg/325 mg
Rx only
PHARMACEUTICALS

Improving the Treatment and Management of Pain

Pain is significantly under-treated. More than 50 million Americans suffer from chronic pain; an estimated 10 million of those are not receiving treatment for their pain.[1] In addition, studies suggest that about half of patients with cancer-related pain are under-treated and suffering needlessly.[2] Meanwhile, pain accounts for one-fourth of all sick days taken by full-time employees.[3] Pain management experts predict that the problem will only get worse as the population ages and incidences of cancer, arthritis and surgical procedures increase.

Since its inception, one of Endo's goals has been to close the gap between the prevalence and treatment of pain. The company has made significant strides toward this goal by providing healthcare professionals with quality products that treat acute and chronic pain.

Percocet®: The Gold Standard in Pain Relief

Since the 1970s, physicians have been prescribing Percocet® for the management of moderate-to-moderately severe pain. Endo recognizes that patients are unique in their pain management needs, which is why the company continually works to improve and expand dosage offerings. For example, Percocet® is available in six different formulations, including two new strengths introduced in 2001, Percocet® 7.5/325 and 10/325, that offer effective pain relief at reduced doses of acetaminophen, which lowers the risk of exceeding the FDA daily acetaminophen limit guideline.

Percocet® is considered the gold standard in pain relief by many healthcare professionals. This confidence in Endo's long-standing product is reflected in 2002 sales growth — a 43 percent increase from 2001.

Lidoderm®: Satisfying an Unmet Medical Need

In 1999, the U.S. Food & Drug Administration approved Lidoderm®, the first approved treatment for the pain associated with postherpetic neuralgia (PHN). A painful, chronic condition, PHN occurs in some patients who have had shingles as a result of the herpes-zoster virus. Shingles afflicts about a million people a year. In 20 percent of cases (and 50 percent for those over the age of 60), the virus damages nerve fibers, causing sharp pain that can last months or even years. For patients with PHN, even the slightest touch can send stabbing, burning sensations through the skin.

Lidoderm® has helped satisfy an unmet medical need by offering relief to individuals experiencing excruciating pain due to nerve damage. A topical skin patch that provides analgesia, without anesthesia, directly to the affected nerves, Endo licensed Lidoderm® from Hind Healthcare in 1998. Since its introduction in 1999, sales have nearly doubled each year, reflecting Endo's ability to successfully commercialize a development product.

A Well-balanced Product Mix

With more than 25 products in its growing portfolio of branded and generic medicines, Endo gives healthcare professionals a variety of choices for treating patients' distinct pain needs. Endo's expertise in analgesics has enabled it to offer a range of formulations in various delivery systems that include oral tablets, a skin patch, oral liquids, injectables and suppositories.

[1] National Pain Education Council
[2] The New York Times, Jan. 22, 2002, "Personal Health: Misunderstood Opioids and Needless Pain," by Jane Brody
[3] Louis Harris and Associates poll


Making A Difference
Where It Matters


Making A Difference
In Healthcare

Advancing Appropriate Care

The availability of safe and effective treatments plays a major role in appropriate patient care. At the same time, healthcare professionals need to have a clear understanding of how to optimally use those medications to effectively improve their patients' lives.

Committed to advancing the appropriate assessment, treatment and management of pain and associated conditions, Endo believes that appropriate care can:

"Physician and patient education is the cornerstone of appropriate pain management. At Endo, we're developing educational initiatives with internationally recognized medical and scientific authorities. Our aim is to improve patient assessment procedures and help eliminate barriers to the appropriate use of safe, effective treatments for pain and related conditions."

— Linda Kitlinski
Director, Clinical Development and Education

- Improve patients' quality of life and ability to function
- Reduce suffering
- Decrease hospital stays
- Improve productivity
- Lower healthcare costs

Removing Barriers

Numerous obstacles prevent patients from receiving the treatments they need to reduce pain and regain an increased ability to function. Endo is working to alleviate these barriers through a company-wide philosophy that centers on responsible and appropriate patient care. The company is committed to responsible business strategies that will help healthcare professionals obtain the information and tools they need to properly diagnose, assess and treat pain.

For example, Endo applies its scientific expertise to providing medical and product training for its sales representatives, who share their knowledge about analgesics for acute and chronic pain with more than 32,000 pain management specialists, surgeons, neurologists, oncologists, primary care physicians, nurses and pharmacists.

In addition, Endo offers non-promotional professional medical education programs and tools to increase the understanding of the pathophysiology of pain, teach proper patient examination and assessment, raise awareness of the under-treatment of pain and advance the use of appropriate pain therapies. As examples, Endo:

- for the past three years has been the sole provider of an unrestricted educational grant for the National Initiative on Pain Control (NIPC), an accredited national continuing medical education (CME) initiative. Through the NIPC, physicians participate in lectures, interactive teleconferences, symposia, newsletters, Web-based programs, CD-ROMs and other educational initiatives that help advance appropriate care of patients with acute and chronic pain.

- has developed a patient education brochure on pain assessment that has been endorsed by the Joint Commission on Accreditation of Healthcare Organizations.

- has created a Scientific Resource Center to ensure that fair-balanced scientific information is available to healthcare professionals at national medical meetings.

- is supporting the development of a scientifically validated self-assessment tool known as SOAP — Screener for Opioid Abuse Potential — designed to help physicians identify appropriate candidates for chronic opioid therapy. SOAP is being developed by Inflexxion, Inc., a science-based healthcare technology company, through a grant from the National Institute on Drug Abuse (NIDA), part of the National Institutes of Health (NIH), and through an unrestricted educational grant from Endo.



Making A Difference For The Long Term



Strategic Vision

Endo's vision is to become a premier specialty pharmaceutical company anchored in pain management, with a balanced focus in complementary therapeutic areas. To realize this vision, Endo intends to:

Continue to drive revenue growth by leveraging the company's expertise in pain management and the brand equity in its products through targeted sales and marketing efforts.

Use its R&D capability to develop proprietary products.

Grow by in-licensing and acquiring products/technologies in pain management and complementary therapeutic areas.

Leverage brand equity by continuing to introduce line extensions.

Moving Beyond Pain Management

In 2002, Endo implemented an aggressive growth strategy to extend its portfolio into related therapeutic areas that will strengthen and complement Endo's existing leadership in pain management. Three distinct collaborations took shape:

- In July, Endo acquired BML Pharmaceuticals Inc. and obtained a topical oral rinse currently in Phase III clinical trials for the management of oral mucositis (painful mouth sores that can occur in patients undergoing chemotherapy).

- In November, Endo signed an agreement with DURECT Corporation to exclusively develop and commercialize CHRONOGESIC™ (sufentanil) Pain Therapy System in the U.S. and Canada for moderate-to-severe chronic pain. A titanium osmotic pump the size of a wooden matchstick, CHRONOGESIC™ is implanted under the skin to deliver three months of continuous pain relief.

- In December, Endo signed an agreement with SkyePharma PLC for the exclusive U.S. and Canadian marketing and distribution rights to two development products: DepoMorphine™ (an epidural analgesic intended for the management of post-operative pain after major surgery) and Propofol IDD-D™ (a general anesthetic intended for patients during surgery and for sedation of patients in intensive-care settings). Later in 2003, Endo expects SkyePharma to submit an NDA for DepoMorphine™ and to begin Phase III clinical trials with Propofol IDD-D™.




Endo

Building for the Future

In 2002, the market for prescription pain management products was approximately $15 billion. This figure is expected to continue to grow in the future, due to an aging population and rising incidences of various diseases. To prepare for future growth opportunities, Endo has been filling its pipeline with mid- to late-stage products intended to address acute and chronic pain, as well as products in complementary therapeutic areas, such as oncology palliative care and critical care. To address the longer-term need for early-stage product development, Endo has strengthened its capabilities in clinical development, preclinical operations and toxicology. By adding management depth and expertise in these key areas, the company has enhanced its ability to evaluate and advance early-stage opportunities from development through to commercialization.

"The market for pain management products continues to grow. This growth confirms that the investments we're making in our pipeline are closely aligned with market needs."

— Peter A. Lankau
President and Chief Operating Officer

In 2002, Endo's research and development team achieved several milestones, including filing two separate New Drug Applications (NDAs) with the FDA for oxymorphone extended-release tablets (developed in partnership with Penwest Pharmaceuticals Co.) and oxymorphone immediate-release tablets. Oxymorphone extended-release tablets will compete in the approximately $3 billion strong opioids market. Both the extended-release and immediate-release tablets demonstrate Endo's commitment to advancing the science of pain management. If approved, these products will give physicians an important new option in treating pain.

Products In Development

Product	Therapeutic Target	Development Stage
EN 3202 Oxymorphone Hydrochloride Extended-Release Tablets (Co-developed with Penwest Pharmaceuticals Co.)	Moderate-to-severe pain in patients requiring continuous, around-the-clock opioid therapy for an extended period of time	NDA submitted to FDA 12/19/02; filing accepted 02/19/03
EN 3203 Oxymorphone Hydrochloride Immediate-Release Tablets	Acute moderate-to-severe pain	NDA submitted to FDA 12/20/02; filing accepted 02/19/03
EN 3247 Oral Rinse 0.1% Triclosan	Prevention of oral mucositis in patients undergoing cancer chemotherapy	Phase III
DepoMorphine™ Morphine Sulfate Extended-Release for Epidural Administration (Exclusive U.S. and Canadian marketing and distribution rights licensed from SkyePharma PLC)	Acute post-operative pain	Phase III
CHRONOGESIC™ (Sufentanil) Pain Therapy System (Exclusive U.S. and Canadian marketing and distribution rights licensed from DURECT Corporation)	Chronic moderate-to-severe pain in patients who require chronic opioid administration and who are opioid responsive	Phase II/III
Lidoderm® (lidocaine patch 5%)	Low back pain	Phase II
Propofol IDD-D™ Intravenous Formulation of Propofol (Exclusive U.S. and Canadian marketing and distribution rights licensed from SkyePharma PLC)	Induction and/or maintenance of anesthesia	Phase II
EN 3218 Oxycodone Extended-Release Tablets (A/B Rated Bioequivalent of Purdue Pharma's OxyContin)	Chronic pain	Tentative FDA approval 07/2002; subject to patent litigation

Financial Section

Selected Financial Highlights - Full Year

(dollars in millions, except per share data)

	2002	2001	%Change
Net Sales	$399.0	$252.0	58%
Gross Profit	$308.2	$177.1	74%
SG & A Expenses	$110.9	$ 79.5	39%
R & D Expenses	$ 56.8	$ 39.0	46%
Net Income (Loss)	$ 30.8	$ (36.5)	
Diluted Net Income (Loss) Per Share	$ 0.30	$ (0.40)	

Financial Table of Contents

Selected Consolidated Financial Data

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net sales	$398,973	$251,979	$197,429	$138,546	$108,370
Cost of sales	98,857	74,891	63,041	58,263	54,731
Gross profit	300,116	177,088	134,388	80,283	53,639
Selling, general and administrative	110,907	79,505	56,537	42,921	25,540
Research and development	56,823	38,994	26,012	9,373	5,893
Depreciation and amortization	3,142	49,234	27,624	8,309	7,373
Compensation related to stock options	34,659	37,253	15,300	—	—
Purchased in-process research and development	20,300	—	133,200	—	—
Manufacturing transfer fee	9,000	—	—	—	—
Merger and other related costs	—	—	1,583	—	—
Separation benefits	—	—	22,034	—	—
Operating income (loss)	65,285	(27,898)	(147,902)	19,680	14,833
Interest expense, net	4,391	13,290	15,119	14,347	14,451
Income (loss) before income tax (benefit)	60,894	(41,188)	(163,021)	5,333	382
Income tax (benefit)	30,081	(4,646)	(6,181)	2,073	181
Net income (loss)	$ 30,813	$ (36,542)	$(156,840)	$ 3,260	$ 201
Basic and Diluted Net Income (Loss) Per Share:					
Basic	$ .30	$ (.40)	$ (1.97)	$ .05	$ .30
Diluted	$ .30	$ (.40)	$ (1.97)	$ .05	$ .30
Shares Used to Compute Basic Net Income (Loss) Per Share	102,064	91,505	79,454	71,332	71,307
Shares Used to Compute Diluted Net Income (Loss) Per Share	102,126	91,505	79,454	71,332	71,307
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 56,902	$ 95,357	$ 59,196	$ 22,028	$ 17,367
Working capital	105,058	65,259	72,759	49,541	37,676
Total assets	512,972	470,995	467,840	329,436	287,618
Total debt	—	91,259	198,525	191,203	170,544
Other long-term obligations	7,851	207	7,218	6,745	6,352
Stockholders' equity	352,692	295,122	198,173	78,587	75,358
Other Financial Data:					
Net cash provided by operating activities	$109,638	$ 80,486	$ 35,069	$ 13,766	$ 20,932
Net cash provided by (used in) investing activities	(22,274)	(6,546)	18,077	(9,074)	(3,537)
Net cash provided by (used in) financing activities	(125,819)	(37,779)	(15,978)	(31)	(14,549)

Management's Discussion and Analysis of Financial Condition and Results of Operations

Except for the historical information contained in this Report, this Report, including the following discussion, contains forward-looking statements that involve risks and uncertainties.

Overview

We, through our wholly owned subsidiary, Endo Pharmaceuticals Inc., are engaged in the research, development, sales and marketing of branded and generic prescription pharmaceuticals used primarily for the treatment and management of pain. Branded products comprised approximately 76%, 67% and 63% of net sales for the years ended December 31, 2000, 2001 and 2002. On August 26, 1997, an affiliate of Kelso & Company and the then members of management entered into an asset purchase agreement with the then DuPont Merck Pharmaceutical Company to acquire certain branded and generic pharmaceutical products and exclusive worldwide rights to a number of new chemical entities in the DuPont research and development pipeline from DuPont Merck through the newly-formed Endo Pharmaceuticals Inc. On November 19, 1999, we formed Endo Inc. as a wholly owned subsidiary to effect the acquisition of Algos Pharmaceutical Corporation. On December 31, 2001, Endo Inc. was merged with and into Endo Pharmaceuticals Inc. The stock of Endo Pharmaceuticals Inc. is our only asset and we have no other operations or business.

On July 17, 2000, we completed our merger with Algos and effected a recapitalization of the company. In the merger, we issued to the former Algos stockholders, in the aggregate, 17.8 million shares of our common stock and 17.8 million warrants to purchase in the aggregate up to 20.6 million additional shares of our common stock in certain circumstances as more fully described under footnote 14 to the consolidated financial statements located at the back of this Report. As we have previously disclosed, these warrants, known as the Class A Transferable Warrants (Nasdaq: ENDPW) and the Class B Non-Transferable Warrants, will expire on March 31, 2003 and have no economic value.

In the Algos merger, we also issued to our pre-merger stockholders, in the aggregate, 71.3 million warrants to purchase in the aggregate up to 29.7 million additional shares of common stock in certain other circumstances as more fully described under footnote 14 to the consolidated financial statements located at the back of this Report. On January 8, 2003 we announced that the outstanding warrants that were issued to our pre-merger stockholders have become exercisable. Each of these outstanding 71.3 million warrants is exercisable into 0.416667 shares of our common stock. These warrants are exercisable at an exercise price of $0.01 per share into a maximum of 29.7 million shares of Common Stock on account of MorphiDex® not having been approved by the FDA for any pain indication prior to December 31, 2002.

The Algos merger has been accounted for using the purchase method of accounting. The assets acquired and liabilities assumed of Algos have been recorded at their fair values based on an independent appraisal.

The assets acquired and liabilities assumed, results of operations and cash flows of Algos have been included in our financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations prospectively for reporting periods beginning July 17, 2000.

The Algos merger included various on-going projects to research and develop innovative new products for pain management. As a result, the allocation of the fair value of the assets acquired and liabilities assumed includes an allocation to purchased in-process research and development, or IPRD, of $133.2 million, which was immediately expensed in the consolidated statement of operations on the acquisition date. The methodology we used on the acquisition date in determining the value of IPRD was to: 1) identify the various on-going projects that we had determined to prioritize and continue; 2) project net future cash flows of the identified projects based on then current demand and pricing assumptions, less the anticipated expenses to complete the development program, drug application, and launch of the products (significant net cash inflows from MorphiDex® were projected in 2003); 3) discount these cash flows based on risk-adjusted discount rates ranging from 25% to 33% (weighted average discount rate of 27%); and 4) apply the estimated percentage of completion to the discounted cash flow for each individual project ranging from 4% to 81%. The discount rate was determined after considering various uncertainties at the time of the merger, primarily the stage of project completion.

On July 26, 2002, our wholly owned subsidiary, Endo Pharmaceuticals Inc., acquired BML Pharmaceuticals, Inc. ("BML"), a privately held company, for an up-front payment of $14 million. In addition, upon FDA approval of BML's lead pipeline product, an oral rinse (0.1% triclosan) for oral mucositis, Endo Pharmaceuticals Inc. will pay the former shareholders of BML a $32 million payment and an earn-out based on a percentage of net sales of certain products in BML's pipeline. BML will operate as a wholly owned subsidiary of Endo Pharmaceuticals Inc. We have accounted for the acquisition using the purchase method of accounting. In accordance with the purchase method of accounting, the purchase price was allocated to BML's assets and liabilities based on their respective fair values on the date of the acquisition.

The BML acquisition included an on-going project to research and develop an oral rinse product (0.1% triclosan) for oral mucositis. As a result, the allocation of the fair value of the assets acquired and liabilities assumed included an allocation to purchased in-process research and development, or IPRD, of $20.3 million which was expensed in the consolidated statement of operations on the acquisition date. The methodology we used on the acquisition date in determining the value of IPRD was to: 1) identify the various on-going projects that we have determined to prioritize and continue; 2) project net future cash flows of the identified projects based on then current demand and pricing assumptions, less the anticipated expenses to complete the development program, drug application, and launch of the product (significant net cash inflows from the oral rinse product (0.1% triclosan) for oral mucositis were projected in 2004); and 3) discount these cash flows based on a risk-adjusted discount rate of 20%. The discount rate was determined after considering various uncertainties at the time of the acquisition, including the relative risk of the investment and the time value of money. The assets acquired and liabilities assumed, results of operations and cash flows of BML have been included in our financial statements and Management's Discussion and Analysis of Financial Conditions and Results of Operations prospectively for reporting periods beginning July 26, 2002.

We allocated fair value to one project of BML Pharmaceuticals, an oral rinse (0.1% triclosan) for oral mucositis. The development program for a new pharmaceutical substance involves several different phases prior to drug application. Further, drug applications must be approved by the FDA prior to marketing a new drug. Despite our commitment to completion of this research and development project, many factors may arise that could cause the project to be withdrawn or delayed, including the inability to prove the safety and efficacy of the drug during the development process. Upon withdrawal of an application, it is unlikely that the development activities will have alternative use. If this project is not successfully developed, our results of operations and financial position in a future period could be negatively impacted.

In May 2001, we entered into a long-term manufacturing and development agreement with Novartis Consumer Health, Inc., whereby Novartis has agreed to manufacture certain of our commercial products and products in development. We have incurred and expect to continue to incur significant

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

costs associated with the preparation of Novartis' manufacturing operations under this agreement. These costs primarily relate to the preparation of test batches of drug product for FDA approval and our own quality assessment and administrative costs relating to the shifting of existing production to Novartis. During 2002, we incurred approximately $3.5 million of these costs which are reflected in research and development expense.

Our quarterly results have fluctuated in the past, and may continue to fluctuate. These fluctuations are primarily due to the timing of new product launches, purchasing patterns of our customers, market acceptance of our products and the impact of competitive products and pricing.

Critical Accounting Policies

To understand our financial statements, it is important to understand our accounting policies. The preparation of our financial statements in conformity with accounting principles generally accepted in the United States (generally accepted accounting principles) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are required in the determination of sales deductions for estimated chargebacks, rebates, sales incentives and allowances, royalties and returns and losses. Significant estimates and assumptions are also required in the appropriateness of amortization periods for identifiable intangible assets and the potential impairment of goodwill and other intangible assets. Some of these judgments can be subjective and complex, and, consequently, actual results may differ from these estimates. For any given individual estimate or assumption made by us, there may also be other estimates or assumptions that are reasonable. We believe, however, that given current facts and circumstances, it is unlikely that applying any such other reasonable judgment would cause a material adverse effect on our consolidated results of operations, financial position or cash flows for the periods represented in this Report. Our most critical accounting policies are described below:

Sales Deductions — When we recognize revenue from the sale of our products, we simultaneously record an adjustment to revenue for estimated chargebacks, rebates, sales incentives and allowances, royalties and returns and losses. These provisions are estimated based on historical experience, estimated future trends, estimated customer inventory levels, current contract sales terms with our wholesale and indirect customers and other competitive factors. If the assumptions we used to calculate these adjustments do not appropriately reflect future activity, our financial position, results of operations and cash flows could be impacted. The provisions for chargebacks is the most significant and complex estimate used in the recognition of our revenue. In brief, we establish contract prices for indirect customers who are supplied by our wholesale customers. A chargeback represents the difference between our invoice price to the wholesaler and the indirect customer's contract price. Provisions for estimating chargebacks are calculated primarily using historical chargeback experience, estimated wholesaler inventory levels and estimated future trends. We continually monitor our assumptions with respect to sales deductions and modify them if necessary.

Amortizable Intangibles: Licenses — Licenses are stated at cost, less accumulated amortization, and are amortized using the straight-line method over their estimated useful lives ranging from seventeen to twenty years. We determine amortization periods for licenses based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired rights. Such factors include the expected launch date of the product, the strength of the intellectual property protection of the product and various other competitive, developmental and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in the useful life of the license and an acceleration of related amortization expense, which could cause our operating income, net income and earnings per share to decrease. Licenses are assessed periodically for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 144). The impairment testing involves comparing the carrying amount of the asset to the forecasted undiscounted future cash flows of the product. In the event the carrying value of the asset exceeds the undiscounted future cash flows of the product and the carrying value is not considered recoverable, an impairment exists. An impairment loss is measured as the excess of the asset's carrying value over its fair value, calculated using a discounted future cash flow method. An impairment loss would be recognized in net income in the period that the impairment occurs.

Goodwill and Other Intangibles — Effective January 1, 2002, we adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" and will no longer amortize goodwill and workforce in place. Goodwill and other intangibles represents a significant portion of our assets and stockholders' equity. As of December 31, 2002, goodwill and other intangibles comprised approximately 42% of our total assets and 62% of our stockholders' equity. We assess the potential impairment of goodwill by comparing the fair value of goodwill to its carrying value for our one reporting unit. An impairment loss would be recognized when the estimated fair value is less than its carrying amount. As a result of the significance of goodwill, our results of operations and financial position in a future period could be negatively impacted should an impairment of goodwill occur.

We have one reportable segment, pharmaceutical products. Goodwill arose as a result of the August 26, 1997 acquisition of certain branded and generic pharmaceutical products, related rights and certain assets of the then DuPont Merck Pharmaceutical Company (k/n/a Bristol-Myers Squibb Pharma Company) and the July 17, 2000 acquisition of Algos. Although goodwill arose in two separate transactions, the components of our operating segment have been integrated and are managed as one reporting unit. Our components extensively share assets and other resources with the other components of our business and have similar economic characteristics. In addition, our components do not maintain discrete financial information. Accordingly, the components of our business have been aggregated into one reporting unit and are evaluated as such for goodwill impairment. Goodwill is evaluated for impairment on an annual basis on January 1st of each year unless events or circumstances indicate that an impairment may have occurred between annual dates. Goodwill has been evaluated for impairment upon the adoption of SFAS No. 142 on January 1, 2002 and, based on the fair value of our reporting unit, no impairment has been identified. On January 1, 2003, our goodwill was evaluated for impairment and, based on the fair value of our reporting unit, no impairment was identified.

Our goodwill and other intangible assets consist of the following (in thousands):

	December 31, 2002	December 31, 2001
Goodwill	$181,079	$182,318
Amortizable Intangibles:		
Licenses	$ 36,000	$ 11,000
Patents	3,200	3,200
	39,200	14,200
Less accumulated amortization	(2,445)	(1,705)
Other Intangibles, net	$ 36,755	$ 12,495

Effective January 1, 2002, we reclassified the carrying amount of workforce-in-place as goodwill. The cost of license fees is capitalized and is being amortized using the straight-line method over the licenses' estimated useful lives of seventeen to twenty years. The cost of acquired patents is capitalized and is being amortized using the straight-line method over their estimated useful lives of seventeen years.

The pro forma effect of the adoption of SFAS No. 141 and SFAS No. 142 is as follows:

	(Unaudited) Year Ended December 31,		
	2002	2001	2000
	(in thousands, except per share data)		
Reported net income (loss)	$30,813	$(36,542)	$(156,840)
Add back: Goodwill amortization	—	40,431	22,494
Add back: Amortization of workforce-in-place	—	5,948	2,711
Less: Pro forma income (tax) benefit	—	(6,634)	46,603
Adjusted net income (loss)	$ 30,813	$ 3,203	$ (85,032)
Basic earnings (loss) per share:			
Reported net income (loss)	$ .30	$ (.40)	$ (1.97)
Add back: Goodwill amortization	—	.44	.28
Add back: Amortization of workforce-in-place	—	.07	.03
Less: Pro forma income (tax) benefit	—	(.07)	.59
Adjusted net income (loss)	$ .30	$ .04	$ (1.07)
Diluted earnings (loss) per share:			
Reported net (loss) income	$ .30	$ (.40)	$ (1.97)
Add back: Goodwill amortization	—	.44	.28
Add back: Amortization of workforce-in-place	—	.07	.03
Less: Pro forma income (tax) benefit	—	(.07)	.59
Adjusted net income (loss)	$ .30	$ .04	$ (1.07)

Estimated amortization of intangibles for the five fiscal years subsequent to December 31, 2002 is as follows (in thousands):

2003	2004	2005	2006	2007
$2,212	$2,212	$2,212	$2,212	$2,212

Compensation Related to Stock Options — Endo Pharma LLC Stock Option Plans — In our 2000 fiscal year we incurred a non-cash charge of $15.3 million, in our 2001 fiscal year we recorded a non-cash charge of $37.3 million and in our 2002 fiscal year we recorded a non-cash charge of $34.7 million, in each case for stock-based compensation relating to the vesting of options that were issued under the Endo Pharma LLC 1997 Amended and Restated Executive Stock Option Plan and the Endo Pharma LLC 1997 Amended and Restated Employee Stock Option Plan (together, the "Endo Pharma LLC 1997 Stock Option Plans"). Under the Endo Pharma LLC 1997 Stock Option Plans, tranches of options vest when we attain certain stock price targets. As each tranche vests, we incur a non-cash charge representing the difference between the market price of the shares underlying the options and the exercise price of such options. We may in the future incur one additional charge in relation to the Endo Pharma LLC options as a result of the attainment of a certain common stock price target. If attained, this charge will be substantial. However, these options are exercisable into shares of common stock that are presently held by Endo Pharma LLC. As a result, the exercise of these options will not result in the issuance of additional shares of common stock. Further, the shares of common stock that individuals receive upon exercise of stock options granted pursuant to the Endo Pharma LLC 1997 Stock Option Plans are currently subject to significant restrictions that are set forth in stockholders agreements.

In connection with the Algos merger and our related recapitalization on July 17, 2000, the Endo Pharma LLC 2000 Supplemental Employee Stock Option Plan and the Endo Pharma LLC 2000 Supplemental Executive Stock Option Plan (collectively, the "Endo Pharma LLC 2000 Supplemental Stock Option Plans" and, together with the Endo Pharma LLC 1997 Stock Option Plans, the "Endo Pharma LLC Stock Option Plans") were established. The Endo Pharma LLC 2000 Supplemental Stock Option Plans reserve an aggregate of 10.7 million shares of our common stock that is held by Endo Pharma LLC for issuance. The Endo Pharma LLC 2000 Supplemental Stock Option Plans were not effective until January 1, 2003. The Endo Pharma LLC 2000 Supplemental Stock Option Plans became effective on January 1, 2003, resulting in the issuance of approximately 10.7 million stock options to certain employees and members of management. Because approximately 9.2 million of these stock options were immediately vested upon their issuance, we recorded a non-cash compensation charge of approximately $48.5 million in the first quarter of 2003 for the difference between the market price of the common stock of $7.70 and the weighted average exercise price of these stock options of $2.42. No additional shares of Company common stock will be issued, however, because these stock options are exercisable only into shares of Company common stock that are held by Endo Pharma LLC. Accordingly, these stock options do not dilute the public shareholders. Further, the shares of common stock that individuals receive upon exercise of stock options granted pursuant to the Endo Pharma LLC 2000 Supplemental Stock Option Plans are currently subject to significant restrictions that are set forth in stockholders agreements.

Finally, the remaining unvested class of performance-based stock options (Class C4) under the Endo Pharma LLC Stock Option Plans will vest upon (i) our common stock exceeding a closing price threshold of $17.29 for ninety consecutive trading days, (ii) the closing price of our common stock on the last trading day of such ninety consecutive trading day period being greater than or equal to $14.70 and (iii) the holder being a director, officer or employee of the Company or any of our subsidiaries on such date. The vesting of the approximately 5.0 million outstanding Class C4 stock options will result in an additional compensation charge to the Company. If this vesting occurs, this charge will be substantial. As stated above, these options are exercisable solely into shares of Company common stock that are presently held by Endo Pharma LLC. As a result, the exercise of these options will not result in the issuance of additional shares of common stock and will not dilute the ownership of our other public stockholders. Further, the shares of common stock that individuals receive upon exercise of stock options granted pursuant to the Endo Pharma LLC Stock Option Plans are currently subject to significant restrictions that are set forth in stockholders agreements.

For a discussion of the tax sharing agreement between the Company and Endo Pharma LLC Stock Options, see " — Liquidity and Capital Resources; Tax Sharing Agreement."

Compensation Related to Stock Options — Endo Pharmaceuticals Holdings Inc. 2000 Stock Incentive Plan — All the stock options we have granted pursuant to the Endo Pharmaceuticals Holdings Inc. 2000 Stock Incentive Plan have exercise prices equal to the market price of our stock on the date granted and, under generally accepted accounting principles, a measurement date occurs on the date of each grant. Consequently, we do not expect to incur a charge upon the vesting or exercise of those options.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Results of Operations

Net Sales — The following table presents our unaudited net sales by product category for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31,		
	2002	2001	2000
	(in thousands, unaudited)		
Percocet®	$144,623	$100,967	$ 92,366
Lidoderm®	83,218	40,878	22,539
Other brands	22,046	25,824	35,375
Total brands	249,887	167,669	150,280
Total generics	149,086	84,310	47,149
Total net sales	$398,973	$251,979	$197,429

The following table presents our unaudited net sales as a percentage of total net sales for select products for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31,		
	2002	2001	2000
	(unaudited)		
Percocet®	36%	40%	47%
Lidoderm®	21	16	11
Other brands	6	11	18
Total brands	63	67	76
Total generics	37	33	24
Total	100%	100%	100%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Sales — Net sales for the year ended December 31, 2002 increased by 58% to $399.0 million from $252.0 million in the comparable 2001 period. This increase in net sales was primarily due to the increase in net sales of Percocet®, Lidoderm®, the first FDA-approved product for the treatment of the pain of post-herpetic neuralgia, and certain generic products. Percocet® net sales increased 43% to $144.6 million from $101.0 million in the comparable 2001 period. In April 2001, generic equivalents of Percocet® 7.5/500 and Percocet® 10.0/650 were introduced. In November 2001, we launched Percocet® 7.5/325 and Percocet® 10.0/325 which do not currently have generic equivalents. Prescriptions for these new strengths of Percocet® have continued to grow based on our sales and promotional efforts. In September 1999, we launched Lidoderm®, which continues to gain market share due to our ongoing promotional and educational efforts. Net sales of Lidoderm® increased 103% to $83.2 million from $40.9 million in the comparable 2001 period. Generic products increased 77% to $149.1 million from $84.3 million in the comparable 2001 period primarily due to the growth of our generic morphine sulfate extended release tablets and Endocet®. In November 1998, we launched the 15mg, 30mg and 60mg strengths, in May 2001, we launched the 100mg strength and in September 2001, we launched the 200mg strength of our generic morphine sulfate extended release tablets. These products continue to gain market share. In April 2001, we launched two new strengths of our generic product Endocet®. Generic competition with our products may have a material impact on our results of operations and cash flows in the future.

Gross Profit — Gross profit for the year ended December 31, 2002 increased by 69% to $300.1 million from $177.1 million in the comparable 2001 period. Gross profit margins increased to 75% from 70% in the comparable 2001 period due to a more favorable mix of higher margin brand and generic products resulting from the product launches discussed above, and the discontinuation of some lower margin non-core products. In addition, the increase in gross profit margins was also due to the existing fixed cost nature of our manufacturing relationship with Bristol-Myers Squibb Pharma Company (formerly DuPont Pharmaceuticals), currently our most significant contract manufacturing relationship. Further, during the fourth quarter of 2002, we substantially completed the manufacture of the estimated launch quantities of our extended-release oxycodone tablets. Due to the uncertainty surrounding the ultimate timing of this product's final approval and launch, however, an $8.0 million reserve was recorded in the 2002 fourth quarter to fully reserve for this inventory. If we achieve our forecast for revenue and product mix, we expect the increase in gross profits and gross profit margins to continue.

Selling, General and Administrative Expenses — Selling, general and administrative expenses for the year ended December 31, 2002 increased by 39% to $110.9 million from $79.5 million in the comparable 2001 period. This increase was due to a $15.0 million increase in sales and promotional efforts in 2002 over the comparable 2001 period to support Lidoderm® and Percocet®. In addition, we experienced an increase in personnel-related costs in the general and administrative functions in order to support our new product marketing and new product development. During 2003, we anticipate increasing our investment in sales, promotional efforts and support of our business over 2002 levels. This anticipated increase is primarily attributable to increased spending on Lidoderm® and Percocet® as well as preparing for the anticipated launches in 2004 of extended-release and immediate-release oxymorphone, DepoMorphine™ and our oral mucositis product.

Research and Development Expenses — Research and development expenses for the year ended December 31, 2002 increased by 46% to $56.8 million from $39.0 million in the comparable 2001 period. This increase was due to our increased spending on new products under development that are focused in pain management and complementary areas. During 2003, we anticipate decreasing our research and development spending compared to 2002 to reflect the overall stage of development of our development portfolio. During 2002, we completed the clinical trials of and subsequently filed the New Drug Applications relating to the extended-release and immediate-release oxymorphone products and additionally substantially concluded three Phase III clinical trials of MorphiDex®. During 2003, we will focus our development efforts on our oral rinse (0.1% triclosan) for oral mucositis product which is currently in Phase III clinical trials as well as other projects focused in the area of pain management. In addition, we anticipate the restart by our partner DURECT Corporation of the clinical trials of CHRONOGESIC™ in the second half of 2003. If the clinical trials are restarted during 2003, we will fund 50% of the ongoing development costs.

Depreciation and Amortization — Depreciation and amortization for the year ended December 31, 2002 decreased to $3.1 million from $49.2 million in the comparable 2001 period. Effective January 1, 2002, we have adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, and will no longer amortize goodwill unless evidence of an impairment exists. If SFAS No. 142 had been adopted as of January 1, 2001, depreciation and amortization for the year ended December 31, 2001 would have been $2.9 million. We expect depreciation and amortization expense to increase in 2003 as a result of the marketing rights acquired from SkyePharma in December 2002.

Compensation Related to Stock Options — For the year ended December 31, 2002, compensation related to stock options decreased to $34.7 million from $37.3 million in the comparable 2001 period. Compensation related to stock options reflects the charge arising from the vesting of performance-based stock options granted pursuant to the Endo Pharma LLC Stock Option Plans. Under these plans, tranches of options vest when we attain certain common stock price targets. As each tranche vests, we incur a non-cash charge representing the difference between the market price of the shares of common stock underlying these options and the exercise price of such options. The decrease in compensation related to stock options is due to the decrease in the market price of our common stock as of the measurement date to $7.70 in 2002 from $10.80 in 2001. This is offset in part due to an increase in the number of Endo Pharma LLC stock options that vested in 2002 as compared to 2001. During 2002, 6.9 million of these stock options vested and during 2001, 4.6 million stock options vested. The weighted average exercise price of these stock options that vested in 2002 and 2001 was $2.69. On January 1, 2003, the Endo Pharma LLC 2000 Supplemental Stock Option Plans became effective, resulting in the issuance of approximately 10.7 million stock options to certain employees and members of management. Because approximately 9.2 million of these stock options were immediately vested upon their issuance, we recorded a non-cash compensation charge of approximately $48.5 million during the first quarter of 2003 for the difference between the market price of our common stock as of the measurement date of $7.70 and the weighted average exercise price of these stock options of $2.42. The exercise of these stock options will not result in the issuance of any additional shares of Company common stock, however, because these stock options are exercisable only into shares of company common stock that are held by Endo Pharma LLC. Accordingly, these stock options do not dilute the public shareholders. The remaining unvested class of performance-based stock options (Class C4) under the Endo Pharma LLC stock option plans vest upon (i) our common stock exceeding a closing price threshold of $17.29 for ninety consecutive trading days, (ii) the closing price of our common stock on the last trading day of such ninety consecutive trading day period being greater than or equal to $14.70 and (iii) the holder being a director, officer or employee of the Company or any of our subsidiaries on such date. The vesting of the approximately 5.0 million outstanding Class C4 stock options will result in an additional compensation charge to the Company. If this vesting occurs, this charge will be substantial. As stated above, these options are exercisable solely into shares of Company common stock that are presently held by Endo Pharma LLC. As a result, the exercise of these options will not result in the issuance of additional shares of common stock and will not dilute the ownership of our other public stockholders. Further, the shares of common stock that individuals receive upon exercise of stock options granted pursuant to the Endo Pharma LLC Stock Option Plans are currently subject to significant restrictions that are set forth in stockholders agreements. For a discussion of the tax sharing agreement between the Company and Endo Pharma LLC relating to the Endo Pharma LLC Stock Options, see " — Liquidity and Capital Resources; Tax Sharing Agreement."

Purchased In-Process Research and Development — Purchased in-process research and development for the year ended December 31, 2002 of $20.3 million resulted from the estimated fair value of our oral rinse (0.1% triclosan) for oral mucositis development product that we acquired in the acquisition of BML Pharmaceuticals.

Manufacturing Transfer Fee — Manufacturing transfer fee is the one-time payment made to Bristol-Myers Squibb Pharma Company (f/k/a DuPont Pharmaceuticals) in the third quarter of 2002 in connection with the aforementioned amendment to the manufacturing and supply agreement, which permitted Endo to transfer up to 100% of any Endo product out of any Bristol-Myers' facility at any time and compensated Bristol-Myers for its assistance to Endo in the transfer.

Interest Expense, Net — Interest expense, net for the year ended December 31, 2002 decreased by 67% to $4.4 million from $13.3 million in the comparable 2001 period. This decrease is substantially due to our repayment on October 29, 2001 of the term loans outstanding under our credit facility and our repayment on August 26, 2002 of the promissory notes that were issued annually to DuPont Pharmaceuticals (k/n/a Bristol-Myers Squibb Pharma Company) over the initial five-year term (August 1997-August 2002) of the manufacturing and supply agreement with DuPont Pharmaceuticals. Interest expense for the year ended December 31, 2002 substantially represents the accretion of the promissory notes issued to Bristol-Myers Squibb, which we repaid on August 26, 2002, which bore no interest and therefore had been discounted in the accompanying financial statements.

Income Tax (Benefit) — Income tax for the year December 31, 2002 increased to $30.1 million from an income tax benefit of $4.6 million in the comparable 2001 period substantially due to the increase in income before income tax. During 2001, we recorded a valuation allowance on our existing deferred tax assets due to the uncertainty of the utilization of such amounts in the foreseeable future. During the fourth quarter of 2001, we evaluated our anticipated future taxable income based upon the repayment of our outstanding term loans, new product approvals and other existing and estimated future product performance and determined that it is more likely than not that we will utilize our deferred tax benefits. Accordingly, we reversed our valuation reserves that had been recorded against those deferred tax assets. The reversal of the reserves established in connection with the acquisition of Algos was recorded as a reduction of goodwill. The reversal of the reserves recorded subsequent to the Algos acquisition was recorded as an increase to income tax benefit. The estimated fair value of the purchased in-process research development of $20.3 million is not a tax deductible item and, therefore, increases our effective income tax rate in 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Sales — Net sales for the year ended December 31, 2001 increased by 28% to $252.0 million from $197.4 million in the comparable 2000 period. This increase in net sales was primarily due to the increase in net sales of Lidoderm®, the first FDA-approved product for the treatment of the pain of post-herpetic neuralgia, and certain generic products. In September 1999, we launched Lidoderm®, which continues to gain market share due to our ongoing promotional and educational efforts. Net sales of Lidoderm® increased 82% to $40.9 million from $22.5 million in the comparable 2000 period. Percocet® net sales increased 9% to $101.0 million from $92.4 million in the comparable 2000 period. In April 2001, generic equivalents of Percocet® 7.5/500 and Percocet® 10.0/650 were introduced. In November 2001, we launched Percocet® 7.5/325 and Percocet® 10.0/325 which do not currently have generic equivalents. Generic products increased 79% to $84.3 million from $47.1 million in the comparable 2000 period primarily due to the growth of our generic morphine sulfate extended release tablets and Endocet®. In November 1998, we launched the 15mg, 30mg and 60mg strengths, in May 2001, we launched the 100mg strength and in September 2001, we launched the 200mg strength of our generic morphine sulfate extended release tablets. These products continue to gain market share. In April 2001, we launched two new strengths of our generic product Endocet®. Generic competition with our products may have a material impact on our results of operations and cash flows in the future.

Gross Profit — Gross profit for the year ended December 31, 2001 increased by 32% to $177.1 million from $134.4 million in the comparable 2000 period. Gross profit margins increased to 70% from 68% in the comparable 2000 period due to a more favorable mix of higher margin brand and generic products resulting from the product launches discussed above, and the discontinuation of some lower margin non-core products. In addition, the increase in gross profit margins was also due to the existing fixed cost nature of our manufacturing relationship with Bristol-Myers Squibb Pharma Company (formerly DuPont Pharmaceuticals), currently our most significant contract manufacturing relationship. If we achieve our forecast for revenue and product mix, we expect the increase in gross profits and gross profit margins to continue.



Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Selling, General and Administrative Expenses — Selling, general and administrative expenses for the year ended December 31, 2001 increased by 41% to $79.5 million from $56.5 million in the comparable 2000 period. This increase was due to a $11.0 million increase in sales and promotional efforts in 2001 over the comparable 2000 period to support Lidoderm® and Percocet®. In addition, we experienced an increase in personnel-related costs in the general and administrative functions in order to support our new product marketing and new product development.

Research and Development Expenses — Research and development expenses for the year ended December 31, 2001 increased by 50% to $39.0 million from $26.0 million in the comparable 2000 period. This increase was due to our increased spending on new products under development that are focused in pain management, including the products under development that had been part of the former Algos pipeline. The results of operations of Algos have been included in our financial statements prospectively for reporting periods beginning July 17, 2000.

Depreciation and Amortization — Depreciation and amortization for the year ended December 31, 2001 increased to $49.2 million from $27.6 million in the comparable 2000 period. This increase was substantially due to the increase in amortization of goodwill and other intangibles resulting from the intangible assets acquired as a result of the Algos merger. The results of operations of Algos have been included in our financial statements prospectively for reporting periods beginning July 17, 2000.

Compensation Related to Stock Options — For the year ended December 31, 2001, compensation related to stock options increased to $37.3 million from $15.3 million in the comparable 2000 period. Compensation related to stock options reflects the charge arising from the vesting of performance-based stock options granted pursuant to the Endo Pharma LLC 1997 Stock Option Plans. Under these plans, tranches of options vest when we attain certain common stock price targets. As each tranche vests, we incur a non-cash charge representing the difference between the market price of the shares of common stock underlying the options and the exercise price of such options. We may in the future incur an additional compensation charges on account of the Endo Pharma LLC Stock Option Plans as a result of the attainment of this common stock price target. These charges may be substantial. These options are exercisable solely into shares of common stock that are presently held by Endo Pharma LLC. As a result, the exercise of these options will not result in the issuance of additional shares of Company common stock and will not dilute the ownership of our other public stockholders. Further, the shares of common stock that individuals receive upon exercise of stock options granted pursuant to the Endo Pharma LLC Stock Option Plans are currently subject to significant restrictions that are set forth in stockholders agreements. For a discussion of the tax sharing agreement between the Company and Endo Pharma LLC relating to the Endo Pharma LLC Stock Options, see " — Liquidity and Capital Resources; Tax Sharing Agreement."

Purchased In-Process Research and Development — Purchased in-process research and development for the year ended December 31, 2000 of $133.2 million resulted from the estimated fair value of the products under development that we acquired in the merger with Algos.

Merger and Other Related Costs — Merger and other related costs for the year ended December 31, 2000 of $1.6 million resulted from fees incurred as a result of our merger with Algos that were not considered direct costs of the acquisition.

Separation Benefits — Separation benefits of $22.0 million for the year ended December 31, 2000 resulted from a $20.8 million charge related to the acceleration of vesting of stock options held by two former executives and a $1.2 million charge from compensation and other benefits pursuant to two separation and release agreements we entered into. The stock compensation charge reflects the estimated difference in the fair value and the exercise price of such stock options on the effective date of the separation and release agreements.

Interest Expense, Net — Interest expense, net for the year ended December 31, 2001 decreased by 12% to $13.3 million from $15.1 million in the comparable 2000 period. The increase was substantially due to a decrease in interest expense of $2.0 million due to a decrease in long-term debt outstanding and a decrease in interest expense of $1.6 million due to a decrease in interest rates. These decreases are partially offset by a $2.3 million charge for the extinguishment of our term loans on October 29, 2001.

Income Tax (Benefit) — We recorded an income tax benefit for the year ended December 31, 2001 of $4.6 million compared to an income tax benefit for the year ended December 31, 2000 of $6.2 million. During the fourth quarter of 2001, we evaluated our anticipated future taxable income based upon the repayment of our outstanding term loans, new product approvals and other existing and estimated future product performance and determined that it is more likely than not that we will utilize our deferred tax benefits. Accordingly, we reversed our valuation reserves that had been recorded against those deferred tax assets. The reversal of the reserves established in connection with the acquisition of Algos was recorded as a reduction of goodwill. The reversal of the reserves recorded subsequent to the Algos acquisition was recorded as an increase to income tax benefit.

Liquidity and Capital Resources — Our principal source of liquidity is cash generated from operations. We also have the ability to borrow up to $75.0 million on a revolving basis for certain purposes. Our principal liquidity requirements are for working capital for operations, acquisitions, licenses and capital expenditures.

Net Cash Provided by Operating Activities — Net cash provided by operating activities increased by $29.1 million to $109.6 million for the year ended December 31, 2002 from $80.5 million for the year ended December 31, 2001. This increase was due to the cash provided by the increase in net sales and gross profit for the year ended December 31, 2002 compared to the year ended December 31, 2001 offset by an increase in selling, general and administrative expenses and research and development expenses for the year ended December 31, 2002 as compared to the year ended December 31, 2001.

Net Cash Used in Investing Activities — Net cash used in investing activities was $22.3 million for the year ended December 31, 2002 compared to $6.5 million for the year ended December 31, 2001. The increase is substantially due to the $14.2 million used to acquire BML Pharmaceuticals in 2002 and the $5.0 million used to purchase DURECT Corporation common stock. Capital expenditures decreased in 2002 to $3.1 million from $6.5 million. This decrease in capital expenditures was due to the purchase in 2001 of leasehold improvements and other furniture and fixtures related to our new principal executive offices, the lease of which commenced in the third quarter of 2001 and the implementation of an electronic document management system during 2001.

Net Cash Utilized in Financing Activities — Net cash utilized in financing activities increased by $88.0 million to $125.8 million for the year ended December 31, 2002 from $37.8 million for the year ended December 31, 2001. During 2002, we repaid all of the promissory notes issued to Bristol-Myers Squibb which totaled $118.9 million, and we utilized $6.7 million of cash, including fees, to repurchase 8.6 million Class A Transferable Warrants and Class B Non-Transferable Warrants. During the year ended December 31, 2001, we repaid in full the term loans under our old senior secured credit facility. Additionally, in October of 2001, we completed a public offering of 12.9 million primary shares of common stock that provided net proceeds of $96.2 million.

Credit Facility — In December 2001, we amended and restated our senior secured credit facility with a number of lenders, including affiliates of certain of the underwriters of our October 2001 public offering. This amended and restated credit facility provides us with a line of credit of $75.0 million. The line of credit matures on December 21, 2006. Any loans outstanding under the amended and restated credit facility are secured by a first priority security interest in substantially all of our assets. The credit facility contains representations and warranties, covenants, events of default and other provisions customarily found in similar agreements.

Tax Sharing Agreement — On July 14, 2000, Endo Pharma LLC was formed to ensure that the stock options granted pursuant to the Endo Pharma LLC Stock Option Plans diluted only the Endo common stock held by persons and entities that held such shares prior to the Company's merger with Algos (see note 14 to the accompanying consolidated financial statements). Upon the exercise of these stock options, only currently outstanding shares of Company common stock held by Endo Pharma LLC will be issued. Because Endo Pharma LLC, and not the Company, will provide the shares issued upon the exercise of these options, the Company has entered into a tax sharing agreement with Endo Pharma LLC under which the Company will pay to Endo Pharma LLC the amount of the tax benefits it receives as a result of the exercise of these stock options into shares of common stock held by Endo Pharma LLC for the years in which these tax benefits arise. As of December 31, 2002, approximately 1.1 million of these stock options have been exercised by former employees into shares of Company common stock held by Endo Pharma LLC. These stock option exercises may permit the Company to deduct, for income tax purposes, compensation equal to the difference between the market price of the Company common stock and the exercise price paid upon exercise of these options (approximately $8 million), which may result in a tax benefit amount of approximately $3 million. Under the tax sharing agreement, we are required to pay this $3 million to Endo Pharma LLC. If all 36.3 million of the stock options under the Endo Pharma LLC Stock Options Plans were vested and exercised when the market price of our common stock was $10.00 per share, then, using a weighted average exercise price of $2.61 per share, the Company may be permitted to deduct, for income tax purposes, compensation of approximately $268 million, which may result in a tax benefit amount of approximately $100 million. If all 36.3 million of the stock options under the Endo Pharma LLC Stock Options Plans were exercised and vested when the market price of our common stock was $15.00 per share, then, using a weighted average exercise price of $2.61 per share, the Company may be permitted to deduct for income tax purposes compensation of approximately $450 million, which may result in a tax benefit amount of approximately $168 million. Under the terms of the tax sharing agreement discussed above, the Company must pay any such tax benefit amounts to Endo Pharma LLC; however, these payments need only be made to Endo Pharma LLC upon the occurrence of a liquidity event, which is generally defined as (a) a sale of greater than 20% on a fully diluted basis of the common equity of the Company (either through a primary offering by the Company or a secondary sale by Endo Pharma LLC or a combination of both), (b) a change in control of the Company or (c) a sale of all or substantially all of the assets of the Company. In accordance with the tax sharing agreement, no payments have been made or accrued to date.

Fluctuations — Our quarterly results have fluctuated in the past, and may continue to fluctuate. These fluctuations are primarily due to the timing of new product launches, purchasing patterns of our customers, market acceptance of our products and the impact of competitive products and pricing. A substantial portion of our net sales are through wholesale drug distributors who in turn supply our products to pharmacies, hospitals and physicians. Accordingly, we are potentially subject to a concentration of credit risk with respect to our trade receivables.

Growth Opportunities — We continue to evaluate growth opportunities including strategic investments, licensing arrangements and acquisitions of product rights or technologies, which could require significant capital resources.

Ex-U.S. Operations — We currently have no operations outside of the United States. As a result, fluctuations in foreign currency exchange rates do not have a material effect on our financial statements.

Inflation — We do not believe that inflation had a material adverse effect on our financial statements for the periods presented.

Expected Cash Requirements for Contractual Obligations — The following table presents our expected cash requirements for contractual obligations outstanding as of December 31, 2002 (in thousands):

Contractual	Payment due by period						
Obligations	Total	2003	2004	2005	2006	2007	Thereafter
Operating Lease Obligations	$10,196	$1,388	$1,203	$1,199	$1,240	$1,127	$4,039
Capital Lease Obligations	1,518	584	522	398	14	—	—
Total	$11,714	$1,972	$1,725	$1,597	$1,254	$1,127	$4,039

Novartis Consumer Health, Inc. — On May 3, 2001, we entered into a long-term manufacturing and development agreement with Novartis Consumer Health, Inc. whereby Novartis has agreed to manufacture certain of our commercial products and products in development. We are required to purchase, on an annual basis, a minimum amount of product from Novartis. The purchase price per product is equal to a predetermined amount per unit, subject to periodic adjustments. This agreement has a five-year term, with automatic five-year renewals thereafter. Either party may terminate this agreement on three-years' notice, effective at any time after the initial five-year term. In addition, we may terminate this agreement effective prior to the fifth anniversary of the agreement upon three-years' notice and the payment of certain early termination fees. Either party may also terminate this agreement on account of a material breach by the other.

Teikoku Seiyaku Co., Ltd. — Under the terms of this agreement, Teikoku, a Japanese manufacturer, manufactures Lidoderm® at its Japanese facility for commercial sale by us in the United States. We also have an option to extend the supply area to other territories within a defined period of time. We are required to purchase, on an annual basis, a minimum amount of product from Teikoku. The purchase price for the product is equal to a predetermined amount per unit of product. The term of this agreement is from November 23, 1998 until the shorter of (1) the expiration of the last to expire patent that is licensed to us from Hind Healthcare Inc. or (2) November 20, 2011. This agreement may be terminated for material breach by either party and by us if the Hind Healthcare license agreement is terminated.

In addition, we agreed to certain contingent payments in certain of our acquisitions and licenses entered into during 2002. Specifically:

BML Pharmaceuticals — Upon FDA approval of our development oral rinse product (0.1% triclosan) for oral mucositis, we will pay the former shareholders of BML a $32 million payment in addition to an earn-out based on a percentage of net sales of this and certain other products that we acquired when we purchased BML on July 26, 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

DURECT Corporation — We entered into a license agreement with DURECT Corporation to exclusively develop and commercialize DURECT's CHRONOGESIC™ (sufentanil) Pain Therapy System for the U.S. and Canada. Once the clinical trials of CHRONOGESIC™ have restarted or beginning on June 30, 2004 (whichever is earlier), Endo will be obligated to fund 50% of the ongoing development costs of CHRONOGESIC™. Endo will also reimburse DURECT for a portion of its prior development costs upon the achievement of certain milestones. Milestone payments made by Endo under this agreement could total up to $52.0 million. In addition, this agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. With respect to termination rights, this agreement permits Endo to terminate its continued participation under a number of circumstances, one of which could require Endo to pay DURECT $10.0 million. Endo and DURECT will share profits equally, based on projected financial performance of CHRONOGESIC™.

SkyePharma, Inc. — We entered into a development and commercialization agreement under which we received an exclusive license to the U.S. and Canadian marketing and distribution rights for two of SkyePharma's patented development products, DepoMorphine™ and Propofol IDD-D™, with options for certain other development products. Milestone payments made by Endo may total up to $95.0 million which includes total milestones of $10.0 million for DepoMorphine™ through FDA approval. The milestone payments also include $50.0 million for Propofol IDD-D™, payable when the product successfully achieves certain regulatory milestones, including FDA approval. The total further comprises a $15.0 million milestone payable when net sales of DepoMorphine™ reach $125.0 million in a calendar year and a $20.0 million milestone payable when net sales of DepoMorphine™ reach $175.0 million in a calendar year. SkyePharma will also be paid a share of each product's sales revenue that will increase from 20% initially, to a maximum of 60% net sales as the products' combined sales achieve certain thresholds.

Penwest Pharmaceuticals — On March 18, 2003, we received notice from Penwest Pharmaceuticals (a collaboration partner of Endo with which Endo has an alliance agreement and with which Endo is developing its pipeline project, oxymorphone ER) that it was exercising its right under the agreement to cease funding its share of the development and pre-launch marketing costs of this product on account of their concern about their ability to access external capital funding opportunities in the future. Accordingly, we will now be responsible for funding 100% of these remaining costs until such time as the FDA approves oxymorphone ER, at which time we will recoup from the royalties due to Penwest the full amount of what Penwest should have contributed had it not exercised such right. We believe that our cash and cash equivalents and cash flow from operating activities will be more than sufficient to meet our normal operating, investing and financing activities in the foreseeable future, including the funding of 100% of the costs to bring our pipeline products, including oxymorphone ER, to market.

Cash and Cash Equivalents — Our cash and cash equivalents totaled $56.9 million at December 31, 2002. We believe that our (a) cash and cash equivalents, (b) cash flow from operations and (c) our credit facility (which has an available unused line of credit of $75 million) will be sufficient to meet our normal operating, investing and financing requirements in the foreseeable future, including the funding of our pipeline projects in the event that our collaboration partners are unable or unwilling to fund their portion of any particular project. We may use a portion of our cash and cash equivalents for possible acquisitions.

Recent Accounting Pronouncements — In January 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* We adopted the provisions of SFAS No. 144 on January 1, 2002, which had no material impact on our results of operations or financial position.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 was effective for all business combinations completed after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 establishes revised reporting requirements for goodwill and other intangible assets. See " — Critical Accounting Policies; Goodwill and Other Intangibles."

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* SFAS No. 145 rescinds SFAS No. 4 and SFAS No. 64, which relate to the extinguishment of debt, rescinds No. 44 relating to the accounting for intangible assets of motor carriers, and amends SFAS No. 13 relating to the accounting for leases. SFAS No. 145 also amends certain other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Certain amounts were reclassified in accordance with SFAS No. 145 in the accompanying financial statements. We believe that the adoption of SFAS No. 145 will not have material impact on our results of operations or financial position.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under previous guidance. This statement is effective for exit or disposal activities initiated after December 31, 2002. We believe that the adoption of SFAS No. 146 will not have a material impact on our results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). FIN 45 requires that upon issuance of certain guarantees, a guarantor must recognize a liability for the fair value of an obligation assumed under the guarantee. FIN 45 also requires significant new disclosures, in both interim and annual financial statements, by a guarantor, about obligations associated with guarantees issued. FIN 45 disclosure requirements are effective for our fiscal year ended December 31, 2002 and the initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. At December 31, 2002, we had no guarantees outstanding.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation--Transition and Disclosure.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have not adopted the fair value based method of accounting for employee stock-based compensation.

Consolidated Balance Sheets

December 31, 2002 and 2001 (In thousands, except share data)

	2002	2001
Assets		
CURRENT ASSETS:		
Cash and cash equivalents	$ 56,902	$ 95,357
Accounts receivable, net of allowance of $835 and $713 at December 31, 2002 and 2001, respectively	119,496	85,329
Inventories	35,516	27,766
Prepaid expenses	4,354	5,527
Deferred income taxes	41,219	26,946
Total current assets	257,487	240,925
PROPERTY AND EQUIPMENT, Net	11,810	9,883
GOODWILL	181,079	182,318
OTHER INTANGIBLES, Net	36,755	12,495
DEFERRED INCOME TAXES	21,184	23,420
RESTRICTED CASH	—	150
OTHER ASSETS	4,657	1,804
TOTAL ASSETS	$512,972	$470,995
Liabilities and Stockholders' Equity		
CURRENT LIABILITIES:		
Accounts payable	$ 75,443	$ 30,705
Accrued expenses	68,627	50,176
Income taxes payable	8,359	3,526
Current portion of long-term debt	—	91,259
Total current liabilities	152,429	175,666
OTHER LIABILITIES	7,851	207
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred Stock, $.01 par value; 40,000,000 shares authorized; none issued		
Common Stock, $.01 par value; 175,000,000 shares authorized; 102,064,450 and 102,063,950 shares issued and outstanding in 2002 and 2001, respectively	1,021	1,021
Additional paid-in capital	547,249	519,316
Accumulated deficit	(194,402)	(225,215)
Accumulated other comprehensive loss	(1,176)	—
Total Stockholders' Equity	352,692	295,122
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$512,972	$470,995

See notes to consolidated financial statements.

Financial Statements and Supplementary Data

Consolidated Statements of Operations

Years Ended December 31, 2002, 2001 and 2000 (In thousands, except share data)

	2002	2001	2000
NET SALES	$398,973	$251,979	$197,429
COST OF SALES	98,857	74,891	63,041
GROSS PROFIT	300,116	177,088	134,388
COSTS AND EXPENSES:			
Selling, general and administrative	110,907	79,505	56,537
Research and development	56,823	38,994	26,012
Depreciation and amortization	3,142	49,234	27,624
Compensation related to stock options (primary selling, general and administrative)	34,659	37,253	15,300
Purchased in-process research and development	20,300	—	133,200
Manufacturing transfer fee	9,000	—	—
Merger and other related costs	—	—	1,583
Separation benefits	—	—	22,034
OPERATING INCOME (LOSS)	65,285	(27,898)	(147,902)
INTEREST EXPENSE, Net of interest income of $1,155, $2,830 and $2,700, respectively	4,391	13,290	15,119
INCOME (LOSS) BEFORE INCOME TAX (BENEFIT)	60,894	(41,188)	(163,021)
INCOME TAX (BENEFIT)	30,081	(4,646)	(6,181)
NET INCOME (LOSS)	$ 30,813	$ (36,542)	$(156,840)
NET INCOME (LOSS) PER SHARE:			
Basic	$ .30	$ (.40)	$ (1.97)
Diluted	$ .30	$ (.40)	$ (1.97)
NET INCOME (LOSS) Pro Forma to Exclude Amortization of Goodwill and Workforce-in-Place:	$ 30,813	$ 3,203	$ (85,032)
NET INCOME (LOSS) PER SHARE Pro Forma to Exclude Amortization of Goodwill and Workforce-in-Place:			
Basic	$ .30	$ .04	$ (1.07)
Diluted	$ .30	$ .04	$ (1.07)
WEIGHTED AVERAGE SHARES			
Basic	102,064	91,505	79,454
Diluted	102,126	91,505	79,454

See notes to consolidated financial statements.

Financial Statements and Supplementary Data

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2002, 2001 and 2000 (In thousands, except share data)

	Number Of Shares	Common Stock at Par Value	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Comprehensive Income (Loss)
BALANCE, DECEMBER 31, 1999	71,323,644	$ 713	$ 109,707	$ (31,833)		$ 78,587	
Exercise of stock options			7			7	
Compensation related to stock options - separation benefits			20,782			20,782	
Issuance of Common Stock	17,810,526	178	240,159			240,337	
Compensation related to stock options			15,300			15,300	
Net loss				(156,840)		(156,840)	(156,840)
Comprehensive income							$(156,840)
BALANCE, DECEMBER 31, 2000	89,138,950	891	385,955	(188,673)		198,173	
Issuance of Common Stock	12,925,000	130	96,108			96,238	
Compensation related to stock options			37,253			37,253	
Net loss				(36,542)		(36,542)	(36,542)
Comprehensive income							$ 36,542
BALANCE, DECEMBER 31, 2001	102,063,950	1,021	519,316	(225,215)		295,122	
Repurchase of Warrants			(6,730)			(6,730)	
Exercise of options	500		4			4	
Unrealized gains (losses) on securities, net of tax					$(1,176)	(1,176)	$ (1,176)
Compensation related to stock options			34,659			34,659	
Net income				30,813		30,813	30,813
Comprehensive income							$ 29,637
BALANCE, DECEMBER 31, 2002	102,064,450	$1,021	$ 547,249	$(194,402)	$(1,176)	$352,692	

See notes to consolidated financial statements.

Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows

Years Ended December 31, 2002, 2001 and 2000 (In thousands)

	2002	2001	2000
OPERATING ACTIVITIES:			
Net income (loss)	$30,813	$(36,542)	$(156,840)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	3,142	49,234	27,624
Purchased in-process research and development	20,300	—	133,200
Accretion of promissory notes	4,627	5,449	3,579
Deferred income taxes	(8,730)	(4,701)	(8,732)
Amortization of deferred financing costs	390	3,603	1,234
Non-cash portion of separation benefits	—	—	20,782
Compensation related to stock options	34,659	37,253	15,300
Changes in assets and liabilities which provided (used) cash:			
Accounts receivable	(34,167)	(7,017)	(15,960)
Inventories	(7,750)	1,980	(8,477)
Other assets	(24,668)	(3,546)	(238)
Accounts payable	44,738	14,850	(6,792)
Accrued expenses	41,451	25,957	27,367
Income taxes payable	4,833	977	2,549
Other liabilities	—	(7,011)	473
Net cash provided by operating activities	109,638	80,486	35,069
INVESTING ACTIVITIES:			
Purchase of property and equipment	(3,084)	(6,546)	(1,534)
Purchase of DURECT common stock	(5,000)	—	—
Acquisition of BML Pharmaceuticals	(14,190)	—	—
Net cash acquired in the Algos merger	—	—	19,611
Net cash provided by (used in) investing activities	(22,274)	(6,546)	18,077
FINANCING ACTIVITIES:			
Issuance of Common Stock	—	96,238	—
Capital Lease Obligations Repayments	(204)	—	—
Exercise of Endo Pharmaceuticals Holdings Inc. stock options	4	—	7
Repurchase of Class A Transferable and Class B Non-Transferable Warrants	(6,730)	—	—
Repayments of long-term debt	(118,889)	(134,017)	(15,985)
Net cash used in financing activities	(125,819)	(37,779)	(15,978)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(38,455)	36,161	37,168
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	95,357	59,196	22,028
CASH AND CASH EQUIVALENTS, END OF PERIOD	$56,902	$95,357	$59,196
SUPPLEMENTAL INFORMATION:			
Interest paid	$384	$7,065	$13,205
Income taxes paid	$33,978	$3,031	$75
SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Promissory notes issued under Manufacturing and Supply Agreement	$23,000	$21,301	$19,727
Purchase of property and equipment financed by capital leases	$1,312	—	—
Fair value of net assets acquired in the Algos merger, net of cash	—	—	$228,941

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

1. Organization and Acquisitions

Endo Pharmaceuticals Holdings Inc. (the "Company" or "we"), through its wholly owned subsidiary, Endo Pharmaceuticals Inc. ("Endo"), is engaged in the sales, marketing, research and development of branded and generic pharmaceutical products primarily in the United States.

On November 19, 1999, the Company formed Endo Inc. as a wholly owned subsidiary of the Company to effect the acquisition of Algos Pharmaceutical Corporation ("Algos"). On December 31, 2001, Endo Inc. was merged with and into Endo. The stock of Endo is the only asset of the Company, and the Company has no other operations or business.

On July 14, 2000, Endo Pharma LLC was formed to ensure that the stock options granted pursuant to the 1997 Employee Stock Option Plan, the 1997 Executive Stock Option Plan (collectively, as amended and restated, the "Endo Pharma LLC 1997 Stock Option Plans"), the Endo Pharma LLC 2000 *Supplemental Employee Stock Option Plan and the Endo Pharma LLC 2000* Supplemental Executive Stock Option Plan (collectively, the "Endo Pharma LLC 2000 Supplemental Stock Option Plans" and, together with the Endo Pharma LLC 1997 Stock Option Plans, the "Endo Pharma LLC Stock Option Plans") diluted only the Endo common stock held by persons and entities that held such shares prior to the Company's merger with Algos (see Note 14). Upon exercise of these stock options, only currently outstanding shares of common stock of the Company held by Endo Pharma LLC will be issued (see Note 17).

2. Summary of Significant Accounting Policies

Principles of Consolidation — The consolidated financial statements include the accounts of Endo Pharmaceuticals Holdings Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Nature of Operations and Customer and Supplier Concentration — The Company, through its wholly owned subsidiary, Endo, is engaged in the marketing and sale of pharmaceuticals. We sell our products directly to a limited number of large pharmacy chains and through a limited number of wholesale drug distributors who, in turn, supply products to pharmacies, hospitals, governmental agencies and physicians. We are potentially subject to a concentration of credit risk with respect to our trade receivables. Three distributors and one pharmacy chain individually accounted for 24%, 24%, 23% and 11%, respectively, of our net sales in 2002. Three distributors and one pharmacy chain individually accounted for 28%, 24%, 19% and 10%, respectively, of our net sales in 2001. Three distributors and one pharmacy chain individually accounted for 26%, 16%, 12% and 10%, respectively, of our net sales in 2000. We perform ongoing credit evaluations of our customers and maintain sufficient allowances for estimated uncollectible accounts. Generally, we do not require collateral from our customers.

We have an agreement with Bristol-Myers Squibb Pharma Company (f/k/a DuPont Pharmaceuticals) for the manufacture and supply of substantially all of our existing pharmaceutical products (see Note 11). In the event of any interruption in the manufacture and supply of these products due to regulatory or other causes, there can be no assurance that we could make alternative arrangements on a timely basis, if at all. Such interruption could have a material adverse effect on our business, financial condition and results of operations.

Revenue Recognition — Revenues are recognized when products are shipped. Revenues are recorded net of reserves for estimated chargebacks, rebates, sales incentives and allowances, royalties and returns and losses. We estimate the accrual for sales deductions based on historical experience, estimated future trends, estimated customer inventory levels, current contract sales terms with our wholesale and indirect customers and other competitive factors. Our revenue recognition policies are in accordance with Staff Accounting Bulletin No. 101 ("SAB 101").

Research and Development — Expenditures for research and development are expensed as incurred.

Cash and Cash Equivalents — We consider all highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Derivative Financial Instruments — Prior to 2002, we used an interest rate cap agreement ("Cap"), to manage our exposure to fluctuations in interest rates. This Cap was matched with debt and periodic cash payments and was accrued on a net basis as an adjustment to interest expense. Effective January 1, 2001, the carrying value of this derivative financial instrument was marked to market for each reporting period with changes in the fair value reflected as an adjustment to earnings for the period presented. The interest rate cap was extinguished in 2002.

Inventories — Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets on a straight-line basis. Machinery and equipment are depreciated over three to ten years, computer equipment over thirty months to five years, and furniture and fixtures over three to seven years. Computer software and related third-party design, development and implementation fees that benefit future periods are capitalized and amortized using the straight-line method over a useful life of three to five years.

License Rights — License rights are stated at cost, less accumulated amortization, and are amortized using the straight-line method over their estimated useful lives of seventeen to twenty years. We determine amortization periods for licenses based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired rights. Such factors include the expected launch date of the product, the strength of the intellectual property protection of the product and various other competitive, developmental and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in the useful life of the license and an acceleration of related amortization expense, which could cause our operating income, net income and earnings per share to decrease. License rights are assessed periodically for impairment whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. (See *Recent Accounting Pronouncements.*)

Patents — Patents acquired in the Algos merger are stated at cost, less accumulated amortization, and are amortized using the straight-line method over their estimated useful lives of seventeen years. We evaluate our patents for impairment by comparing the future undiscounted cash flows of the underlying assets to their respective carrying amounts. Patents are assessed periodically for impairment whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. (See *Recent Accounting Pronouncements.*)

Goodwill — Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, is carried at cost. Goodwill is assessed on an annual basis on January 1st of each year for impairment unless events or circumstances indicate that an impairment may have occurred between annual dates. We assess the potential impairment of goodwill by comparing the fair value of goodwill to its carrying value for our one reporting unit. An impairment loss would be recognized when the estimated fair value is less than its carrying amount. Prior to January 1, 2002, goodwill was amortized over its estimated useful life ranging from three to thirty years. (See *Recent Accounting Pronouncements* and Note 7.)

Long-Lived Assets — We assess long-lived assets for impairment whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable.

Marketing Costs — Marketing costs, including advertising costs, are expensed as incurred. Such costs were $14.3 million, $9.8 million and $8.1 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Deferred Financing Costs — Costs incurred in connection with establishment of financing are deferred and amortized as a component of interest expense over the term of the related debt using the straight-line method.

Income Taxes — We account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes.*

Stock-based Compensation — We have adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* while following Accounting Pronouncements Bulletin ("APB") No. 25, *Accounting for Stock Issued to Employees,* and related interpretations in accounting for all of our stock option plans. Under APB No. 25, no compensation expense is recognized when the exercise price of stock options equals at least the market price of the underlying stock at the date of grant or when a measurement date has not yet been reached. Accordingly, with respect to the stock options granted under the Endo Pharmaceuticals Holdings Inc. 2000 Stock Incentive Plan and with respect to the Class C4 stock options granted under the Endo Pharma LLC Stock Option Plans, no compensation expense has been recognized. If we were to have adopted the accounting provisions of SFAS No. 123, we would have been required to record compensation expense based on the fair value of all of these stock options on the date of grant.

Pro-forma information regarding net income is required to be presented as if we had accounted for our stock options under the provisions of SFAS No. 123. We estimated the fair value of our stock options, as of the respective date of grant, using the Black-Scholes option-pricing model. The following assumptions were used for such estimates: no dividend yield; expected volatility of 60% in 2002, 2001 and 2000; risk-free interest rate of 4.0%, 5.0% and 6.0% for 2002, 2001 and 2000, respectively; and a weighted average expected life of the options of 5 years. Had the accounting provisions of SFAS No. 123 been adopted, net income (loss) for 2002, 2001 and 2000 would have been as follows (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Net income (loss)	$ 30,813	$(36,542)	$(156,840)
APB 25 Compensation Expense	34,659	37,253	15,300
Tax effect of APB 25 compensation expense	(13,274)	(14,268)	—
SFAS 123 compensation expense	(5,495)	(2,998)	(96,380)
Tax effect of SFAS 123 compensation expense	2,104	1,148	—
Net income (loss) pro forma	$ 48,807	$(15,407)	$(237,920)
Basic earnings (loss) per share as reported	$ .30	$ (.40)	$ (1.97)
Basic earnings (loss) per share pro forma	$ .48	$ (.17)	$ (2.99)
Diluted earnings (loss) per share as reported	$ .30	$ (.40)	$ (1.97)
Diluted earnings (loss) per share pro forma	$ .48	$ (.17)	$ (2.99)
Weighted average shares outstanding			
Basic	102,064	91,505	79,454
Diluted	102,126	91,505	79,454

Use of Estimates — The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America (generally accepted accounting principles) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are required in the determination of sales deductions for estimated chargebacks, rebates, sales incentives and allowances, royalties and returns and losses. Significant estimates and assumptions are also required in the appropriateness of amortization periods for identifiable intangible assets and the potential impairment of goodwill and other intangible assets. Actual results could differ from those estimates.

Segment Information — We report segment information in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.* We have one reportable segment, pharmaceutical products.

Comprehensive Income — Comprehensive income includes all changes in equity during a period except those that resulted from investments by or distributions to a company's stockholders and warrantholders. Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income, but excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. Our other comprehensive income (loss) is comprised of unrealized holding gains and losses, net of income taxes, on the 1.5 million shares of publicly traded common stock of DURECT that we own.

Recent Accounting Pronouncements — In January 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* We adopted the provisions of SFAS No. 144 on January 1, 2002, which had no material impact on our results of operations or financial position.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets.* SFAS No. 141 was effective for all business combinations completed after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 establishes revised reporting requirements for goodwill and other intangible assets.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* SFAS No. 145 rescinds SFAS No. 4 and SFAS No. 64, which relate to the extinguishment of debt, rescinds No. 44 relating to the accounting for intangible assets of motor carriers, and amends SFAS No. 13 relating to the accounting for leases. SFAS No. 145 also amends certain other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Certain amounts were reclassified in ccordance with SFAS No. 145 in the accompanying financial statements. We believe that the adoption of SFAS No. 145 will not have material impact on our results of operations or financial position.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under previous guidance. This statement is effective for exit or disposal activities initiated after December 31, 2002. We believe that the adoption of SFAS No. 146 will not have a material impact on our results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). FIN 45 requires that upon issuance of certain guarantees, a guarantor must recognize a liability for the fair value of an obligation assumed under the guarantee. FIN 45 also requires significant new disclosures, in both interim and annual financial statements, by a guarantor, about obligations associated with guarantees issued. FIN 45 disclosure requirements are effective for our fiscal year ended December 31, 2002 and the initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. At December 31, 2002, we had no guarantees outstanding.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation--Transition and Disclosure.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have not adopted the fair value based method of accounting for employee stock-based compensation.

3. Acquisitions

Algos — On November 29, 1999, the Company and Algos Pharmaceutical Corporation ("Algos") announced that they had entered into a definitive merger agreement providing for the merger of Algos into Endo Inc., a newly formed, wholly owned subsidiary of the Company. The Algos merger, which was completed on July 17, 2000, has been accounted for by the Company using the purchase method of accounting. The assets acquired and liabilities assumed of Algos were recorded at their fair values at the date of acquisition based on an independent appraisal. The assets acquired and liabilities assumed, results of operations and cash flows of Algos have been included in our financial statements prospectively for reporting periods beginning July 17, 2000.

In the Algos merger, we issued to the former Algos stockholders, in the aggregate, 17,810,526 shares of our common stock and 17,810,526 warrants to purchase in the aggregate up to 20,575,507 additional shares of our common stock in certain circumstances as more fully described under footnote 14 to these consolidated financial statements. In the Algos merger, we also issued to our pre-merger stockholders, in the aggregate, 71,328,424 warrants to purchase in the aggregate up to 29,720,177 additional shares of common stock in certain other circumstances as more fully described under footnote 14 to these consolidated financial statements.

The total purchase price of $248.6 million (including approximately $7.0 million in transaction fees) was determined using an average closing price of the Algos common stock for a reasonable period of time before and after the April 17, 2000 measurement date of $13.54 and the 17,832,106 common shares and common share equivalents outstanding at the date of the Algos merger (including 21,580 outstanding Series A Warrants). The allocation of the fair value of the assets acquired and liabilities assumed includes an allocation to workforce in place of $11.9 million which had been amortized over its estimated useful life of two years, patents of $3.2 million which is being amortized over their estimated useful lives of 17 years and goodwill of $104.8 million which was being amortized over its estimated useful life of three years. In addition, we recorded estimated liabilities for exit costs of $3.1 million related to non-cancelable lease payments and $1.1 million for employee relocation costs. During 2001, we were released from our obligation under this lease for no consideration and paid $163,000 for relocation costs. As no further liability exists, we reversed the remaining reserve of approximately $4.0 million as a reduction to goodwill. Also, as a result of the Algos merger, it had been determined that the utilization of our federal deferred tax assets was uncertain. Accordingly, a valuation allowance had been recorded to fully reserve our federal deferred tax assets. During 2001, we determined that it became more likely than not that we will utilize our deferred tax benefits. Accordingly, we reversed our valuation reserves of $40.8 million established in connection with the acquisition of Algos with a corresponding reduction of goodwill.

The Algos merger included various on-going projects to research and develop innovative new products for pain management. As a result, the allocation of the fair value of the assets acquired and liabilities assumed included an allocation to purchased in-process research and development ("IPRD") of $133.2 million which was immediately expensed in the consolidated statement of operations on the acquisition date. The methodology used by us on the acquisition date in determining the value of IPRD was to: 1) identify the various on-going projects that the Company had determined to prioritize and continue; 2) project net future cash flows of the identified projects based on then current demand and pricing assumptions, less the anticipated expenses to complete the development program, drug application, and launch of the products (significant net cash inflows from MorphiDex® were projected in 2003); 3) discount these cash flows based on risk-adjusted discount rates ranging from 25% to 33% (weighted average discount rate of 27%); and 4) apply the estimated percentage of completion to the discounted cash flow for each individual project ranging from 4% to 81%. The discount rate was determined after considering various uncertainties at the time of the Algos merger, primarily the stage of project completion.

The following unaudited pro forma summary presents the net sales, net loss and net loss per share as if the Algos merger occurred January 1, 2000. This unaudited pro forma summary has been prepared for comparative purposes only and is not necessarily indicative of the operating results that we would have achieved had the Algos merger been completed on that date, or of the operating results that we may achieve in the future.

	2000
	(in thousands, except per share data)
Net sales	$ 197,429
Net loss	$(164,387)
Net loss per share (basic and diluted)	$ (1.84)

BML Pharmaceuticals — On July 26, 2002, our wholly owned subsidiary, Endo, acquired BML Pharmaceuticals, Inc. ("BML"), a privately held company, for an up-front payment of $14 million. In addition, upon FDA approval of BML's lead pipeline product, an oral rinse (0.1% triclosan) for oral mucositis, Endo will pay the former shareholders of BML a $32 million payment and an earn-out based on a percentage of net sales of certain products in BML's pipeline. BML will operate as a wholly owned subsidiary of Endo Pharmaceuticals Inc. We have accounted for the acquisition using the purchase method of accounting. In accordance with the purchase method of accounting, the purchase price was allocated to BML's assets and liabilities based on their respective fair values on the date of the acquisition.

The BML acquisition included an on-going project to research and develop an oral rinse product (0.1% triclosan) for oral mucositis. As a result, the allocation of the fair value of the assets acquired and liabilities assumed included an allocation to purchased in-process research and development

("IPRD") of $20.3 million which was expensed in the consolidated statement of operations on the acquisition date. The methodology we used on the acquisition date in determining the value of IPRD was to: 1) identify the various on-going projects that we have determined to prioritize and continue; 2) project net future cash flows of the identified projects based on then current demand and pricing assumptions, less the anticipated expenses to complete the development program, drug application, and launch of the products (significant net cash inflows from the oral rinse product (0.1% triclosan) for oral mucositis were projected in 2004); and 3) discount these cash flows based on a risk-adjusted discount rate of 20%. The discount rate was determined after considering various uncertainties at the time of the acquisition, including the relative risk of the investment and the time value of money. The assets acquired and liabilities assumed, results of operations and cash flows of BML have been included in our financial statements prospectively for reporting periods beginning July 26, 2002.

We allocated fair value to one project of BML Pharmaceuticals, an oral rinse (0.1% triclosan) for oral mucositis. The development program for a new pharmaceutical substance involves several different phases prior to drug application. Further, drug applications must be approved by the FDA prior to marketing a new drug. Despite our commitment to completion of this research and development project, many factors may arise that could cause the project to be withdrawn or delayed, including the inability to prove the safety and efficacy of the drug during the development process. Upon withdrawal of an application, it is unlikely that the development activities will have alternative use. If this project is not successfully developed, our results of operations and financial position in a future period could be negatively impacted.

The following unaudited pro forma summary presents the net sales, net income (loss) and net income (loss) per share as if the BML acquisition occurred January 1 of each year. This unaudited pro forma summary has been prepared for comparative purposes only and is not necessarily indicative of the operating results that we would have achieved had the BML acquisition been completed as of those dates, or of the operating results that we may achieve in the future.

	2002	2001
	(in thousands, except per share data)	
Net sales	$398,973	$251,979
Net income (loss)	$ 30,184	$ (57,166)
Net income (loss) per share (basic and diluted)	$ .30	$ (.62)

4. License and Collaboration Agreements

Hind Healthcare — In November 1998, Endo entered into a license agreement (the "Hind License Agreement") with Hind Healthcare Inc. ("Hind") for the sole and exclusive right to develop, use, market, promote and sell Lidoderm® in the United States. Under the terms of the Hind License Agreement, Endo paid Hind approximately $10 million (the "Hind License Fee") based upon the achievement of certain milestones. Costs related to the Hind License Agreement are included in Other Intangible Assets at December 31, 2002. In addition, beginning on March 19, 2001, Endo pays Hind nonrefundable royalties based on net sales of the product. The royalty rate was 8% of net sales from March 19, 2001 through March 18, 2002 and is 10% of net sales from March 19, 2002 through the shorter of (1) the expiration of the last licensed patent or (2) November 20, 2011. During 2002 and 2001, we accrued $9.1 million and $3.3 million for these royalties to Hind, respectively, which were recorded as a reduction to net sales. In March 2002, we extended this license with Hind to cover Lidoderm® in Canada and Mexico.

Lavipharm — In November 1999, Endo entered into a collaboration agreement with Lavipharm Laboratories, Inc. pursuant to which Endo obtained exclusive worldwide rights to Lavipharm's existing drug delivery technology platforms. Under the terms of this collaboration agreement, Endo paid an upfront license fee of $1 million. In September 2001, we amended this agreement to limit its scope to one of Lavipharm's existing drug delivery technologies in combination with two specific active drug substances.

DURECT Corporation — In November 2002, Endo entered into a license agreement ("DURECT License Agreement") with DURECT Corporation ("DURECT") to develop and commercialize DURECT's CHRONOGESIC™ (sufentanil) Pain Therapy System for the U.S. and Canada. Once the clinical trials of CHRONOGESIC™ have restarted or beginning on June 30, 2004 (whichever is earlier), Endo will be obligated to fund 50% of the ongoing development costs of CHRONOGESIC™. Endo will also reimburse DURECT for a portion of its prior development costs upon the achievement of certain milestones. Milestone payments made by Endo under the DURECT License Agreement could total up to $52.0 million. Endo and DURECT will share profits equally, based on projected financial performance of CHRONOGESIC™. In addition, the DURECT License Agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. With respect to termination rights, the DURECT License Agreement permits Endo to terminate its continued participation under a number of circumstances, one of which could require Endo to pay DURECT $10.0 million. Finally, in connection with this agreement, on November 8, 2002, Endo purchased approximately $5.0 million of newly issued common shares of DURECT, representing approximately 3% of DURECT's currently outstanding shares.

SkyePharma — In December 2002, Endo entered into a development and commercialization agreement with SkyePharma, Inc. and SkyePharma Canada, Inc. under which we received an exclusive license to the U.S. and Canadian marketing and distribution rights for two of SkyePharma's patented development products, DEPOMORPHINE™ and Propofol IDD-D™, with options for certain other development products. In return, SkyePharma received a $25 million upfront payment from Endo. Milestone payments made by Endo may total up to $95.0 million which includes total milestones of $10.0 million for DEPOMORPHINE through FDA approval. The milestone payments also include $50.0 million for Propofol IDD-D™, payable when the product successfully achieves certain regulatory milestones, including FDA approval. The total further comprises a $15.0 million milestone payable when net sales of DEPOMORPHINE™ reach $125.0 million in a calendar year and a $20.0 million milestone payable when net sales of DEPOMORPHINE™ reach $175.0 million in a calendar year. SkyePharma will also receive a share of each product's sales revenue that will increase from 20% initially, to a maximum of 60%, of net sales as the products' combined sales achieve certain thresholds. In addition, this agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. This agreement generally lasts until the underlying patents on the product expire. With respect to termination rights, this agreement permits Endo to terminate its continued participation under a number of circumstances, one of which could require us to pay SkyePharma $5.0 million.

Other — We have licensed from a university certain patents and pending patent applications in the field of pain management. We are required to pay royalties equal to 4% of sales of licensed products. In addition, we will pay the university 50% of royalty payments received from any sublicensees until such payments total $500,000 for a given year, 33% until the payments total an additional $500,000 for such year and 25% thereafter.

5. Inventories

Inventories are comprised of the following at December 31 (in thousands):

	2002	2001
Raw Materials	$ 9,150	$ 395
Work-in-Process	2,265	1,440
Finished Goods	24,101	25,931
Total	$35,516	$27,766

6. Property and Equipment

Property and equipment is comprised of the following at December 31 (in thousands):

	2002	2001
Machinery and equipment	$ 6,610	$5,274
Computer equipment and software	8,617	6,194
Furniture and fixtures	4,116	3,900
	19,343	15,368
Less accumulated depreciation	(7,533)	(5,485)
Total	$11,810	$9,883

7. Goodwill and Other Intangibles

Goodwill and other intangible assets consist of the following (in thousands):

	December 31	
	2002	2001
Goodwill	$181,079	$182,318
Amortizable Intangibles:		
Licenses	$ 36,000	$ 11,000
Patents	3,200	3,200
	39,200	14,200
Less accumulated amortization	(2,445)	(1,705)
Other Intangibles, net	$ 36,755	$ 12,495

Effective January 1, 2002, we adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets* and will no longer amortize goodwill and workforce in place. Goodwill and other intangibles represents a significant portion of our assets and stockholders' equity. As of December 31, 2002, goodwill and other intangibles comprised approximately 42% of our total assets and 62% of our stockholders' equity. We assess the potential impairment of goodwill by comparing the fair value of goodwill to its carrying value for our one reporting unit. An impairment loss would be recognized when the estimated fair value is less than its carrying amount. As a result of the significance of goodwill, our results of operations and financial position in a future period could be negatively impacted should an impairment of goodwill occur.

We have one reportable segment, pharmaceutical products. Goodwill arose as a result of the August 26, 1997 acquisition of certain branded and generic pharmaceutical products, related rights and certain assets of the then DuPont Merck Pharmaceutical Company (k/n/a Bristol-Myers Squibb Pharma Company) and the July 17, 2000 acquisition of Algos. Although goodwill arose in two separate transactions, the components of our operating segment have been integrated and are managed as one reporting unit. Our components extensively share assets and other resources with the other components of our business and have similar economic characteristics. In addition, our components do not maintain discrete financial information. Accordingly, the components of our business have been aggregated into one reporting unit and are evaluated as such for goodwill impairment. Goodwill is evaluated for impairment on an annual basis on January 1st of each year unless events or circumstances indicate that an impairment may have occurred between annual dates. Goodwill has been evaluated for impairment upon the adoption of SFAS No. 142 on January 1, 2002 and, based on the fair value of our reporting unit, no impairment has been identified. On January 1, 2003, our goodwill was evaluated for impairment and, based on the fair value of our reporting unit, no impairment was identified.

Effective January 1, 2002, we reclassified the carrying amount of workforce-in-place as goodwill. The cost of license fees is capitalized and is being amortized using the straight-line method over the licenses' estimated useful lives of seventeen to twenty years. The cost of acquired patents is capitalized and is being amortized using the straight-line method over their estimated useful lives of seventeen years.

The pro forma effect of the adoption of SFAS No. 141 and SFAS No. 142 is as follows:

	(Unaudited) Year Ended December 31,		
	2002	2001	2000
	(in thousands, except per share data)		
Reported net income (loss)	$30,813	$(36,542)	$(156,840)
Add back: Goodwill amortization	—	40,431	22,494
Add back: Amortization of workforce-in-place	—	5,948	2,711
Less: Pro forma income (tax) benefit	—	(6,634)	46,603
Adjusted net income (loss)	$30,813	$ 3,203	$ (85,032)
Basic earnings (loss) per share:			
Reported net income (loss)	$ .30	$ (.40)	$ (1.97)
Add back: Goodwill amortization	—	.44	.28
Add back: Amortization of workforce-in-place	—	.07	.03
Less: Pro forma income (tax) benefit	—	(.07)	.59
Adjusted net income (loss)	$ .30	$ .04	$ 1.07)
Diluted earnings (loss) per share:			
Reported net (loss) income	$ .30	$ (.40)	$ (1.97)
Add back: Goodwill amortization	—	.44	.28
Add back: Amortization of workforce-in-place	—	.07	.03
Less: Pro forma income (tax) benefit	—	(.07)	.59
Adjusted net income (loss)	$ .30	$ .04	$ (1.07)

Estimated amortization of intangibles for the five fiscal years subsequent to December 31, 2002 is as follows (in thousands):

2003	2004	2005	2006	2007
$2,212	$2,212	$2,212	$2,212	$2,212

8. Long-Term Debt

Long-term debt consists of the following at December 31 (in thousands):

	2002	2001
Tranche A Term Loan		
Tranche B Term Loan		
Notes payable	—	$ 91,259
	—	91,259
Less current portion	—	(91,259)
	$ 0	$ 0

On August 26, 1997, Endo entered into a revolving credit and term loan agreement (the "Original Credit Agreement") with a group of banks to provide funds for the 1997 acquisition of the Company from the then DuPont Merck Pharmaceutical Company (the "1997 Acquisition"), working capital and general corporate purposes. On October 29, 2001, we repaid in full the $101.1 million of term loans that were outstanding thereunder. On December 21, 2001, we amended and restated this credit agreement (the "Amended and Restated Credit Agreement"). As of December 31, 2002, no amounts were outstanding under the Amended and Restated Credit Agreement.

Amended and Restated Credit Agreement — Under the Amended and Restated Credit Agreement, we have the ability to borrow on a revolving basis up to $75.0 million. The revolving loans have a final maturity of December 21, 2006. The Original Credit Agreement also provided for a delayed draw term loan with an aggregate principal amount of $25.0 million that was to be utilized, if at all, by August 26, 2002 solely for the purpose of paying off the outstanding promissory notes that were then payable to Bristol-Myers Squibb Pharma Company (f/k/a DuPont Pharmaceuticals). The delayed draw term loan expired unused on August 26, 2002. As of December 31, 2002, we have not borrowed under the revolving loans.

Borrowings under the Amended and Restated Credit Agreement bear interest, which is payable at least quarterly, at a rate equal to the bank's floating alternate base rate plus a premium ranging from .75% to 1.25%, or at a rate equal to LIBOR plus a premium ranging from 1.75% to 2.25%, depending on the type of borrowing and our performance against certain criteria.

Additionally, fees are charged on the average daily unused amount of the Amended and Restated Credit Agreement at a rate ranging from .375% to .50% depending on our performance against certain criteria. This commitment fee is payable quarterly.

The Amended and Restated Credit Agreement contains limitations and restrictions concerning, among other things, additional indebtedness, acquisition or disposition of assets, dividend payments and transactions with affiliates. In addition, the Amended and Restated Credit Agreement requires us to maintain certain ratios (as defined therein).

Promissory Notes Payable to Bristol-Myers Squibb — We financed a portion of the purchase price of the 1997 acquisition of the business through the issuance of a promissory note to Bristol-Myers Squibb Pharma Company (f/k/a DuPont Pharmaceuticals). The note had a face value of $3.9 million and was payable on August 26, 2002. This promissory note bore no interest and therefore was discounted in the accompanying financial statements using a rate of 9.75%, which approximated our borrowing rate for similar instruments at the time of borrowing. This promissory note was repaid on August 26, 2002.

On August 26, 2002, 2001, 2000, 1999 and 1998, Endo issued promissory notes to Bristol-Myers Squibb Pharma Company (f/k/a DuPont Pharmaceuticals) in consideration for manufacturing and supply services provided under the Manufacturing and Supply Agreement (see Note 11). These notes had a face value of $23 million and were payable on August 26, 2002. The promissory notes bore no interest and therefore had been discounted in the accompanying financial statements using 0%, 7.7%, 7.7%, 7.0% and 7.0%, respectively, which approximates our borrowing rate for similar instruments at the time of each borrowing. These promissory notes were repaid on August 26, 2002.

Interest Rate Cap — Effective August 27, 2000, Endo entered into an interest rate cap agreement with a notional amount of $70.0 million for the purpose of minimizing its exposure to fluctuations in interest rates. We do not enter into such transactions for trading or speculative purposes. The cost of this interest rate cap of $350,000 was being amortized as a component of interest expense over the term of the agreement, which was scheduled to expire August 27, 2003. The agreement set a maximum LIBOR rate Endo would pay on the related notional amount of 8.0%. Effective January 1, 2001, the carrying value of this derivative financial instrument was marked to market for each reporting period with changes in the fair value reflected as an adjustment to earnings for the period presented. The carrying value of this derivative financial instrument was zero at December 31, 2001. The interest rate cap was extinguished in 2002.

9. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents, Accounts Receivable, Accounts Payable and Accrued Expenses — The carrying amounts of these items are a reasonable estimate of their fair values because of the current maturities of these instruments.

Marketable Securities — Marketable securities are comprised of our investment in shares of common stock of DURECT Corporation. We account for this investment at fair value as available-for-sale securities. Unrealized gains and losses related to these marketable securities are reported in accumulated other comprehensive income in the stockholders' equity section of the consolidated balance sheets.

10. Income Taxes

Income tax (benefit) consists of the following for 2002, 2001 and 2000 (in thousands):

	2002	2001	2000
Current:			
Federal	$32,940	$ 1,859	$ 1,578
State	5,871	2,149	972
	38,811	4,008	2,550
Deferred:			
Federal	(7,910)	(5,312)	(6,743)
State	(820)	(3,342)	(1,988)
	(8,730)	(8,654)	(8,731)
Total income tax (benefit)	$30,081	$(4,646)	$(6,181)

A reconciliation of income tax (benefit) at the federal statutory income tax rate to the total income tax provision (benefit) for 2002, 2001 and 2000 is as follows (in thousands):

	2002	2001	2000
Federal income tax (benefit) at the statutory rate	$21,313	$(14,004)	$(55,428)
State income tax (benefit) net of federal benefit	1,975	(787)	(192)
Research and development credit utilized	(1,000)	(1,620)	(607)
Other	—	—	(210)
Effect of permanent items:			
Purchased in-process research and development	7,765	—	45,288
Goodwill	—	11,517	5,419
Other	28	248	(451)
Total income tax (benefit)	$ 30,081	$ (4,646)	$ (6,181)

The tax effects of temporary differences that comprise the current and non-current deferred income tax amounts shown on the balance sheets at December 31 are as follows (in thousands):

	2002	2001
Deferred tax assets:		
Accrued expenses	$ 60,000	$ 38,451
Purchased in-process research and development	11,241	12,106
Net operating loss carryforward	7,030	11,987
Other	2,644	2,294
Total gross deferred income tax assets	80,915	64,838
Deferred tax liabilities:		
Depreciation and amortization	(18,482)	(14,092)
Other	(30)	(380)
Total gross deferred income tax liabilities	(18,512)	(14,472)
Net deferred income tax asset	$ 62,403	$ 50,366

At December 31, 2000, we had evaluated the available evidence about future taxable income and other possible sources of realization of deferred tax assets and believed that a valuation allowance in the amount of $40.8 million was required at December 31, 2000. During the fourth quarter of 2001, we evaluated our anticipated future taxable income based upon the repayment of our outstanding term loans, new product approvals and other existing and estimated future product performance and determined that it was more likely than not that we will utilize our deferred tax benefits. Accordingly, we reversed our valuation reserves that had been recorded against those deferred tax assets. The reversal of the reserves established in connection with the acquisition of Algos were recorded as a reduction of goodwill. The reversal of the reserves recorded subsequent to the Algos acquisition were recorded as an increase to income tax benefit. The estimated fair value of the purchased in-process research development of $20.3 million is not a tax deductible item and, therefore, increases our effective income tax rate in 2002. At December 31, 2002, the Company has $19.8 million in net operating loss carryforwards for tax purposes which expire through 2021.

11. Service Agreements

We contract with various third party manufacturers and suppliers to provide us with our raw materials used in our products and finished goods including, among others, Bristol-Myers Squibb Pharma Company (f/k/a DuPont Pharmaceuticals), Novartis Consumer Health and Teikoku Seiyaku Pharmaceuticals. If for any reason we are unable to obtain sufficient quantities of any of the finished goods or raw materials or components required for our products, this may have a material adverse effect on our business, financial condition and results of operations.

Bristol-Myers Squibb Pharma Company (f/k/a DuPont Pharmaceuticals) — On August 26, 1997, we entered into an agreement with Bristol-Myers Squibb to manufacture and supply products (the "Manufacture and Supply Agreement") and provide research and development facilities (the "R&D Lease").

The Manufacture and Supply Agreement had an original term of five years through August 26, 2002, with options to renew for up to five additional years in the aggregate. The Manufacture and Supply Agreement currently covers substantially all of our existing and new pharmaceutical products. On August 27, 2002, we amended our manufacturing and supply agreement with the Bristol-Myers Squibb Pharma Company. In consideration for Bristol-Myers allowing Endo to transfer up to 100% of any Endo product out of any Bristol-Myers' facility at any time, and for its assistance in the transfer, Endo made a one-time payment to Bristol-Myers of $9.0 million on August 27, 2002. This transfer fee was be expensed during 2002. The amended agreement has a term of one year, ending on August 26, 2003.

The R&D Lease had a term of five years, with options to renew for up to five additional years in the aggregate provided that the Manufacture and Supply Agreement had been renewed. The R&D Lease has been renewed through December 31, 2003, with an option to extend until June 30, 2004.

Any interruption or failure by Bristol-Myers Squibb to meet its obligations under the aforementioned agreements could have a material adverse effect on our business, financial condition and results of operations.

Novartis Consumer Health, Inc. — On May 3, 2001, we entered into a long-term manufacturing and development agreement with Novartis Consumer Health, Inc. whereby Novartis has agreed to manufacture certain of our commercial products and products in development. We are required to purchase, on an annual basis, a minimum amount of product from Novartis. The purchase price per product is equal to a predetermined amount per unit, subject to periodic adjustments. This agreement has a five-year term, with automatic five-year renewals thereafter. Either party may terminate this agreement on three-years' notice, effective at any time after the initial five-year term. In addition, we may terminate this agreement effective prior to the fifth anniversary of the agreement upon three-years' notice and the payment of certain early termination fees. Either party may also terminate this agreement on account of a material breach by the other.

Teikoku Seiyaku Co., Ltd. — Under the terms of this agreement, Teikoku, a Japanese manufacturer, manufactures Lidoderm® at its Japanese facility for commercial sale by us in the United States. We also have an option to extend the supply area to other territories within a defined period of time. We are required to purchase, on an annual basis, a minimum amount of product from Teikoku. The purchase price for the product is equal to a predetermined amount per unit of product. The term of this agreement is from November 23, 1998 until the shorter of (1) the expiration of the last to expire patent that is licensed to us from Hind Healthcare Inc. or (2) November 20, 2011. This agreement may be terminated for material breach by either party and by us if the Hind Healthcare license agreement is terminated.

General — In addition to the material long-term manufacturing agreements described above, we have agreements with (1) UPS Supply Chain Management, Inc. (f/d/b/a Livingston Healthcare Services, Inc.) for customer service support, warehouse and distribution services and certain financial functions, (2) Kunitz and Associates Inc. for medical affairs and (3) Ventiv Health U.S. Sales Inc. for sales. We also have agreements and arrangements with various contract research organizations for our toxicology and clinical studies. These agreements expire from 2003 through 2005, and contain options to renew. Although we have no reason to believe that these agreements will not be honored, failure by any of these third parties to honor their contractual obligations may have a materially adverse effect on our business, financial condition and results of operations.

12. Commitments and Contingencies

License Agreements and Milestones

Penwest Pharmaceuticals — Under the terms of the amended and restated strategic alliance agreement with Penwest Pharmaceuticals Co. (Penwest), Penwest is entitled to receive a percentage beginning at 50% of the net realization (as defined in the agreement) of oxymorphone ER. On March 18, 2003, we received notice from Penwest that it was exercising its right under the agreement to cease funding its share of the development and pre-launch marketing costs of this product on account of their concern about their ability to access external capital funding opportunities in the future. Accordingly, we will now be responsible for funding 100% of these remaining costs until oxymorphone ER is approved by the FDA, at which time we will recoup from the royalties due to Penwest the full amount of what Penwest should have contributed had it not exercised such right.

BML Pharmaceuticals — Upon FDA approval of our oral rinse product (0.1% triclosan) for oral mucositis, we will pay the former shareholders of BML a $32 million payment and an earn-out based on a percentage of net sales of this and certain other products that were in BML's pipeline at the time of the acquisition.

DURECT Corporation — Once the clinical trials of CHRONOGESIC™ have restarted or beginning on June 30, 2004 (whichever is earlier), Endo will be obligated to fund 50% of the ongoing development costs of CHRONOGESIC™. Endo will also reimburse DURECT for a portion of its prior development costs upon the achievement of certain milestones. Milestone payments made by Endo under the License Agreement could total up to $52.0 million. Endo and DURECT will share profits equally, based on projected financial performance of CHRONOGESIC™. In addition, the License Agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. With respect to termination rights, the License Agreement permits Endo to terminate its continued participation under a number of circumstances, one of which could require Endo to pay DURECT $10.0 million.

SkyePharma, Inc. — In addition to a share of each product's sales revenue that may increase from 20% initially, to a maximum of 60%, of net sales as the products' combined sales achieve certain thresholds, future milestone payments may be due SkyePharma under the terms of the development and commercialization agreement as follows (in thousands):

Milestone Event	Milestone Payment
FDA acceptance of the NDA for DepoMorphine™ in the United States	$ 5,000
FDA final approval of the NDA for DepoMorphine™ in the United States	5,000
Total contingent regulatory milestones for DepoMorphine™	$10,000
The first time net sales of DepoMorphine™ in a calendar year exceed $125,000,000	$15,000
The first time net sales of DepoMorphine™ in a calendar year exceed $175,000,000	20,000
Total contingent sales milestones for DepoMorphine™	$35,000
FDA approval and acceptance of the protocol of the first of the Phase III clinical trials for Propofol IDD-D™	$ 5,000
FDA acceptance of the NDA for Propofol IDD-D™ in the United States	5,000
FDA final approval of the NDA for Propofol IDD-D™ in the United States	40,000
Total contingent regulatory milestones for Propofol IDD-D™	$50,000

In addition, this agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. This agreement generally lasts until the underlying patents on the product expire. With respect to termination rights, this agreement permits Endo to terminate its continued participation under a number of circumstances, one of which could require us to pay SkyePharma $5.0 million.

Employment Agreements — We have entered into employment agreements with certain members of management.

Leases — We lease office and laboratory facilities under certain noncancelable operating leases that expire through August 2011. These leases are renewable at our option. A summary of minimum future rental payments required under capital and operating leases as of December 31, 2002 is as follows (in thousands):

	Capital Leases	Operating Leases
2003	$ 584	$ 1,388
2004	522	1,203
2005	398	1,199
2006	14	1,240
2007	—	1,127
Thereafter	—	4,039
Total minimum lease payments	$1,518	$10,196
Less: Amount representing interest	109	—
Total present value of minimum payments	$1,409	—
Less: Current portion of such obligations	525	—
Long-term capital lease obligations	$ 884	—

Rent expense incurred under operating leases was $1,434,000, $1,406,000 and $747,000 for the years ended December 31, 2002, 2001 and 2000, respectively. On January 6, 2003, we entered into a lease for a 24,000-square-foot facility in Hicksville, New York. Once our current lease of the Bristol-Myers Squibb facility in Garden City, New York, expires, we will use this space for the research and development of our pharmaceutical products. Until such time, we are renovating this space to accommodate our needs.

Research Contracts — We routinely contract with universities, medical centers, contract research organizations and other institutions for the conduct of research and clinical studies on our behalf. These agreements are generally for the duration of the contracted study and contain provisions that allow us to terminate prior to completion.

Collaboration Agreements — We have entered into certain collaboration agreements with third parties for the development of pain management products. These agreements require us to share in the development costs of such products and grant marketing rights to us for such products. If our third party partners are unable or unwilling to fund their portion of the collaboration project with us, this may adversely affect our results of operations and cash flows in the foreseeable future.

Contingencies — We are, and may in the future be, subject to various claims or legal proceedings arising out of the normal course of business with respect to commercial matters, including product liabilities, patent infringement matters, governmental regulation and other actions. We cannot predict the timing or outcome of these claims or proceedings. Currently, the Company is not involved in any claim and/or legal proceeding with respect to which the amount of ultimate liability will, in the opinion of management, materially affect our financial position, results of operations or liquidity.

13. Savings and Investment Plan

On September 1, 1997, we established a defined contribution Savings and Investment Plan covering all employees. Employee contributions are made on a pre-tax basis under section 401(k) of the Internal Revenue Code (the "Code"). We match up to six percent of the participants' contributions subject to limitations under section 401(k) of the Code. Participants are fully vested with respect to their own contributions. Our contributions are generally fully vested after five years of continuous service. Effective January 1, 2002, participants are fully vested with respect to our contributions after three years of continuous service. Contributions by us amounted to $954,000, $597,000 and $429,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

14. Stockholders' Equity

Recapitalization — In connection with the Algos merger, the Company effected a recapitalization of its common stock, Class A common stock and preferred stock (the "Recapitalization"). The Recapitalization was effected on July 17, 2000 through a stock dividend of approximately 64.59 shares of common stock for each share of common stock and Class A common stock outstanding immediately prior to the Algos merger. Immediately prior to the Algos merger, the Company amended and restated its certificate of incorporation to effect the Recapitalization and to eliminate its Class A common stock. The effect of the Recapitalization has been retroactively reflected in the accompanying financial statements.

Adjustment Event — Cash Gross Profit for fiscal year ended December 31, 2000 was equal to $153.1 million. Cash Gross Profit is defined in the merger agreement with Algos as the difference between net sales (as reflected on the audited statement of operations of Endo attributable to Endo products determined in accordance with generally accepted accounting principles consistently applied for the fiscal year ended December 31, 2000) of $197.4 million and Cash Cost of Sales of $44.3 million for the fiscal year ended December 31, 2000. Cash Cost of Sales is defined in the merger agreement with Algos as Cost of Sales (determined in accordance with GAAP and consistent with past practices as reflected on the audited statement of operations of Endo for the fiscal year ended December 31, 2000 attributable to the Endo products) of $63.0 million less all non-recurring charges and non-cash charges included in Cost of Sales (including, but not limited to, depreciation, amortization and other non-cash manufacturing charges). Non-cash charges included in Cost of Sales for the fiscal year ended December 31, 2000 are comprised of $18.7 million of non-cash manufacturing charges which reflect the charges to Cost of Sales for the fiscal year ended December 31, 2000 related to the present value of non-interest bearing promissory notes issued to Bristol-Myers Squibb Pharma Company (f/k/a Dupont Pharmaceuticals) over the initial five-year term of the manufacturing and supply agreement.

As a result of the Cash Gross Profit target having been achieved, Endo Pharma LLC, the holding company of substantially all of the shares of the pre-Merger Endo stockholders, was not required to return a portion of its shares of Company common stock to the Company's treasury so that the percentage ownership of the stockholders remained unchanged. In addition, all references to such an "Adjustment Event" occurring in the Class A Transferable Warrants and the Class B Non-Transferable Warrants issued to the former Algos stockholders in the Merger are no longer applicable.

Common Stock — Payment of dividends is restricted under terms of the Amended and Restated Credit Agreement.

Preferred Stock — The Board of Directors may, without further action by the stockholders, issue a series of Preferred Stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series. As of December 31, 2002, no shares of Preferred Stock have been issued.

Class A Transferable Warrants and Class B Non-Transferable Warrants — The Class A Transferable Warrants and Class B Non-Transferable Warrants are exercisable at an exercise price of $.01 per share into a specified number of shares of Company common stock depending on the timing of the FDA's approval of MorphiDex® for one or more pain indications. As of December 31, 2002, there were outstanding 9.2 million of these warrants. These warrants become exercisable on the fifth business day following the date on which we receive approval from the FDA with respect to MorphiDex® for the treatment of one or more pain indications. These warrants will remain exercisable for a period of six months after the exercisability date, at which time they will expire. However, if the FDA does not approve MorphiDex® by March 31, 2003, each of these warrants expires without any payment therefor.

Because MorphiDex® will not be approved prior to March 31, 2003, the Class A Transferable Warrants (Nasdaq: ENDPW) and Class B Non-Transferable Warrants will expire on such date and have no economic value. Accordingly, the Company will de-list the Class A Transferable Warrants (Nasdaq: ENDPW) upon their expiration.

On December 5, 2001, we commenced a tender offer to purchase up to 13.5 million of our outstanding Class A Transferable Warrants and any and all of our outstanding Class B Non-Transferable Warrants. This tender offer expired at midnight on January 25, 2002. We accepted an aggregate of 8.6 million Class A Transferable Warrants and Class B Non-Transferable Warrants for payment at a purchase price of $0.75 per warrant. We used cash on hand to finance the purchase of the tendered warrants. Following the purchase by us, there were outstanding 9.2 million of these warrants.

Pre-Merger Endo Warrants — The warrants issued to the holders of Company common stock prior to the Algos merger received warrants (known as the "Pre-Merger Endo Warrants"), which are exercisable at an exercise price of $.01 per share into a specified number of shares of Company common stock if the FDA does not approve MorphiDex® for any pain indication prior to December 31, 2002. As of December 31, 2002, there were outstanding 71.3 million of these warrants. As the FDA did not approve MorphiDex® before December 31, 2002, these warrants became exercisable. Each of these outstanding 71.3 million warrants is exercisable into 0.416667 shares of common stock of Endo Pharmaceuticals Holdings Inc. These warrants are exercisable at an exercise price of $0.01 per share into a maximum of 29.7 million shares of Company common stock. The warrants are exercisable until July 8, 2003.

Endo Pharma LLC 1997 Executive and Employee Stock Option Plans — On November 25, 1997, the Company established the 1997 Employee Stock Option Plan and the 1997 Executive Stock Option Plan (collectively, the "1997 Stock Option Plans"). Pursuant to the Recapitalization of the Company on July 17, 2000, the 1997 Stock Option Plans were amended and restated. The Endo Pharma LLC 1997 Stock Option Plans are these amended and restated 1997 Stock Options Plans and reserve an aggregate of 25,615,339 shares of common stock of the Company held by Endo Pharma LLC for issuance. Stock options granted under the Endo Pharma LLC 1997 Stock Option Plans expire no later than December 31, 2012 unless an initial public offering of the Company common stock held by Endo Pharma LLC occurs, in which case the stock options granted will expire on August 26, 2007. The effect of the Recapitalization has been reflected in the accompanying financial statements. Upon exercise of these stock options, only currently outstanding shares of common stock of the Company held by Endo Pharma LLC will be issued. Exercise of these stock options will not result in the issuance of additional shares in the Company.

A summary of the activity under the Endo Pharma LLC 1997 Stock Option Plans from December 31, 1999 through December 31, 2002 is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 1999	18,651,975	$ 2.50
Granted	9,625,633	$ 3.00
Exercised	(10,892)	$ 2.42
Forfeited	(2,998,055)	$ 2.44
Outstanding, December 31, 2000	25,268,661	$ 2.70
Exercised	(735,901)	$ 2.42
Forfeited	(353,734)	$ 2.57
Outstanding, December 31, 2001	24,179,026	$ 2.71
Exercised	(385,201)	$ 2.47
Forfeited	(27,070)	$ 3.00
Outstanding, December 31, 2002	23,766,755	$ 2.71

The following table summarizes information about stock options outstanding under the Endo Pharma LLC Stock Option Plans at December 31, 2002:

Options Outstanding		
Number Outstanding at 12/31/02	Weighted Average Remaining Contractual Life	Exercise Price
12,870,026	10 years	$ 2.42
9,498,407	10 years	$ 3.00
1,398,322	10 years	$ 3.42

Of the outstanding Endo Pharma LLC stock options as of December 31, 2002, 1,517,303 shares have vested and are exercisable ratably over service periods of five years and 1,692,815 shares have vested and are exercisable at the end of nine years from the date of grant. The vesting and exercisability of options may be accelerated at the discretion of the Board of Directors or upon the occurrence of certain defined events. The remaining 20,556,637 Endo Pharma LLC stock options vest in four discrete tranches contingent upon (i) the common stock of the Company exceeding a defined closing price threshold for ninety consecutive trading days, (ii) the closing price of the common stock of the Company on the last trading day of such ninety consecutive trading day period being greater than or equal to 85% of the defined closing price and (iii) the holder being a director, officer or employee of the Company or any of its subsidiaries on such date. The defined average closing price thresholds are as follows:

Option Class	Common Stock Closing Price Threshold
C1A and C1B	$ 4.28
C2	$ 6.62
C3	$ 10.58
C4	$ 17.29

As these share price targets are achieved, resulting in the vesting of each tranche of options, the Company has recorded non-cash compensation charges related to the vesting of certain of the options. Under performance-based options, the measurement of expense is calculated and recorded as a non-cash charge at the time performance is achieved as the difference between the market price of the stock and the exercise price of the options. If these charges are recorded by the Company in connection with the above options, they will be significant. They will, however, not result in the issuance of additional shares of Company common stock.

During the year ended December 31, 2002, 6,924,363 Class C3 stock options vested upon achievement of the aforementioned conditions. We recorded a $34.7 million compensation charge related to the vesting of these performance-based stock options. The amount represents the estimated difference in the market price and the exercise price of the vested stock options.

During the year ended December 31, 2001, 4,594,535 Class C2 stock options vested upon achievement of the aforementioned conditions. We recorded a $37.3 million compensation charge related to the vesting of these performance-based stock options. The amount represents the estimated difference in the market price and the exercise price of the vested stock options.

During the year ended December 31, 2000, 5,880,713 Class C1A and C1B stock options vested upon achievement of the aforementioned conditions. We recorded a $15.3 million compensation charge related to the vesting of these performance-based stock options. The amount represents the estimated difference in the market price and the exercise price of the vested stock options.

The remaining unvested class of performance-based stock options (Class C4) under the Endo Pharma LLC stock option plans will vest upon (i) our common stock exceeding an average closing price threshold of $17.29 for ninety consecutive trading days, (ii) the closing price of our common stock on the last trading day of such ninety consecutive trading day period being greater than or equal to $14.70 and (iii) the holder being a director, officer or employee of the Company or any of our subsidiaries on such date. The vesting of the approximately 5.0 million outstanding Class C4 stock options will result in an additional compensation charge to the Company. If this vesting occurs, this charge will be substantial. As stated above, these options are exercisable solely into shares of Company common stock that are presently held by Endo Pharma LLC. As a result, the exercise of these options will not result in the issuance of additional shares of common stock and will not dilute the ownership of our other public stockholders.

The Class C1A, C1B, C2, C3 and C4 stock options are generally exercisable, if vested, upon the earlier of (i) the occurrence of a sale, disposition or transfer ("Transfer") of Company common stock, after which neither Endo Pharma LLC nor Kelso & Company hold any shares of Company common stock or (ii) January 1, 2006.

Stock options exercisable pursuant to the Endo Pharma LLC 1997 Stock Option Plans as of December 31, 2002 and 2001 were 2,527,778 and 2,431,150, respectively. The shares of Company common stock that employees receive upon exercise of stock options pursuant to the Endo Pharma LLC 1997 Stock Option Plans are currently subject to significant restrictions that are set forth in stockholders agreements.

Endo Pharma LLC 2000 Supplemental Executive and Employee Stock Option Plans — Pursuant to the Algos merger and Recapitalization of the Company on July 17, 2000, the Endo Pharma LLC 2000 Supplemental Stock Option Plans were established. The Endo Pharma LLC 2000 Supplemental Stock Option Plans reserve an aggregate of 10,672,314 shares of common stock of the Company held by Endo Pharma LLC for issuance. The Endo Pharma LLC 2000 Supplemental Stock Option Plans were only effective on January 1, 2003 in the event that we had not received the approval from the U.S. Food and Drug Administration for MorphiDex® for the treatment of pain by December 31, 2002. Stock options granted under the Endo Pharma LLC 2000 Supplemental Stock Option Plans expire no later than December 31, 2012 unless an initial public offering of the Company common stock held by Endo Pharma LLC occurs, in which case the stock options granted will expire on August 26, 2007.

The Endo Pharma LLC 2000 Supplemental Stock Option Plans became effective on January 1, 2003, resulting in the issuance of 10,672,314 million stock options to certain employees and members of management. Because approximately 9,188,186 million of these stock options were immediately vested upon their issuance, the Company recorded a non-cash compensation charge of approximately $48.5 million in the first quarter of 2003 for the difference between the market price of the common stock of $7.70 and the weighted average exercise price of these stock options of $2.42. No additional shares of Company common stock will be issued, however, because these stock options are exercisable only into shares of Company common stock that are held by Endo Pharma LLC. Accordingly, these stock options do not dilute the public shareholders. Further, the shares of common stock that individuals receive upon exercise of stock options pursuant to the Endo Pharma LLC 2000 Supplemental Stock Option Plans are currently subject to significant restrictions that are set forth in stockholders agreements.

Endo Pharmaceuticals Holdings Inc. 2000 Stock Incentive Plan — On August 11, 2000, we established the 2000 Stock Incentive Plan ("2000 Stock Incentive Plan"). The 2000 Stock Incentive Plan reserves an aggregate of 4,000,000 shares of common stock of the Company for issuance to employees, officers, directors and consultants. The 2000 Stock Incentive Plan provides for the issuance of stock options, restricted stock, stock bonus awards, stock appreciation rights or performance awards. As of December 31, 2002, only stock options have been awarded. Stock options granted under the 2000 Stock Incentive Plan expire ten years from the date of grant.

A summary of the activity under our 2000 Stock Incentive Plan from December 31, 1999 through December 31, 2002 is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 1999	0	—
Granted	391,250	$7.20
Forfeited	0	—
Outstanding, December 31, 2000	391,250	$7.20
Granted	605,712	$8.85
Forfeited	(59,351)	$7.45
Outstanding, December 31, 2001	937,611	$8.25
Granted	1,069,455	$9.93
Exercised	(500)	$7.25
Forfeited	(21,343)	$9.38
Outstanding, December 31, 2002	1,985,223	$8.82

The following table summarizes information about stock options outstanding under our 2000 Stock Incentive Plan at December 31, 2002:

2000 Stock Incentive Plan Options Outstanding

Number Outstanding at 12/31/02	Weighted Average Remaining Contractual Life	Range of Exercise Prices
454,047	8.0	$ 6.47 - $ 7.50
41,882	8.7	$ 7.51 - $ 8.50
1,405,957	9.3	$ 8.51 - $ 9.50
53,012	8.9	$ 9.51 - $10.50
30,325	9.3	$10.51 - $11.00

15. Earnings Per Share

The following is a reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share (in thousands, except per share data):

	2002	2001	2000
Numerator:			
Net income (loss) available to common stockholders	$ 30,813	$ (36,542)	$(156,840)
Denominator:			
For basic per share data - weighted average shares	102,064	91,505	79,454
Effect of dilutive stock options	62	—	—
For diluted per share data	102,126	91,505	79,454
Basic earnings (loss) per share	$ .30	$ (.40)	$ (1.97)
Diluted earnings (loss) per share	$ .30	$ (.40)	$ (1.97)

The dilutive effect of stock options outstanding excludes the effect of warrants exercisable only upon satisfaction of certain defined events as these events have not occurred. On January 8, 2003, we announced that the outstanding Pre-Merger Warrants that were issued to the holders of Company common stock prior to the Algos merger have become exercisable. Each of these outstanding 71.3 million warrants is exercisable into 0.416667 shares of our common stock. These warrants are exercisable at an exercise price of $0.01 per share into a maximum of 29.7 million shares of common stock on account of MorphiDex® not having been approved by the FDA for any pain indication prior to December 31, 2002. The exercise of these warrants is expected to increase the total number of outstanding shares to approximately 131.8 million.

For loss periods, weighted average common shares are used for calculating both basic and diluted loss per share as the use of other dilutive securities would be anti-dilutive. Stock options exercisable pursuant to the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans do not result in the issuance of additional shares of the Company and are only exercisable, after the achievement of various conditions, into common stock of the Company held by Endo Pharma LLC.

16. Separation Benefits

During the year ended December 31, 2000, the Company entered into separation and release agreements with two executives. Severance and other termination benefits provided by the agreements amounting to $1,252,000 were recorded. The separation and release agreements provided that certain options granted to the two executives under existing stock option plans became fully vested on the effective dates of the agreements. The agreements also provided that other stock options previously granted to the executives would terminate. The agreements further provided terms and conditions for the exercise of the vested options. Cost related to stock options resulting from the agreements resulted in a charge of $20,782,000 during the year ended December 31, 2000.

17. Related Party Transactions

Prior to July 17, 2000, Kelso & Company provided financial advisory services to us for an annual fee of $347,000 plus the reimbursement of expenses. Payment for these services and reimbursement of expenses totaled $366,000 for the year ended December 31, 2000. In connection with the Algos merger, which was completed on July 17, 2000, we terminated this agreement by making a one-time payment to Kelso of $1.5 million, which is included in Merger and other related costs.

On July 14, 2000, Endo Pharma LLC was formed to ensure that the stock options granted pursuant to the 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans (collectively the "Endo Pharma LLC Stock Options Plans") diluted only the Endo common stock held by persons and entities that held such shares prior to the Company's merger with Algos (see Note 14). Upon the exercise of these stock options, only currently outstanding shares of common stock of the Company held by Endo Pharma LLC will be issued. Because Endo Pharma LLC, and not the Company, will provide the shares issued upon the exercise of these options, the Company has entered into a tax sharing agreement with Endo Pharma LLC under which the Company will pay to Endo Pharma LLC the amount of the tax benefits it receives as a result of the exercise of these stock options into shares of common stock held by Endo Pharma LLC for the years in which these tax benefits arise. As of December 31, 2002, approximately 1.1 million of these stock options have been exercised by former employees into shares of Company common stock held by Endo Pharma LLC. These stock option exercises may permit the Company to deduct, for income tax purposes, compensation equal to the difference between the market price of the Company comon stock and the exercise price paid upon exercise of these options (approximately $8 million), which may result in a tax benefit amount of approximately $3 million. Under the tax sharing agreement, we are required to pay this $3 million to Endo Pharma LLC. If all 36.3 million of the stock options under the Endo Pharma LLC Stock Options Plans were vested and exercised when the market price of our common stock was $10.00 per share, then, using a weighted average exercise price of $2.61 per share, the Company may be permitted to deduct, for income tax purposes, compensation of approximately $268 million, which may result in a tax benefit amount of approximately $100 million. If all 36.3 million of the stock options under the Endo Pharma LLC Stock Options Plans were exercised and vested when the market price of our common stock was $15.00 per share, then, using a weighted average exercise price of $2.61 per share, the Company may be permitted to deduct, for income tax purposes, compensation of approximately $450 million, which may result in a tax benefit amount of approximately $168 million. Under the terms of the tax sharing agreement discussed above, the Company must pay any such tax benefit amounts to Endo Pharma LLC; however, these payments need only be made to Endo Pharma LLC upon the occurrence of a liquidity event, which is generally defined as (a) a sale of greater than 20% on a fully diluted basis of the common equity of the Company (either through a primary offering by the Company or a secondary sale by Endo Pharma LLC or a combination of both), (b) a change in control of the Company or (c) a sale of all or substantially all of the assets of the Company. In accordance with the tax sharing agreement, no payments have been made or accrued to date.

18. Quarterly Financial Data (Unaudited)

The effect of the Recapitalization has been retroactively reflected in the following quarterly financial data (see Note 14):

	Quarter Ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,
	(in thousands, except per share data)			
2002[1]				
Net sales	$ 67,026	$107,902	$110,554	$113,491
Gross profit	$ 48,135	$ 80,097	$ 86,162	$ 85,722
Operating income (loss)	$ 10,371	$ 36,702	$ (21,375)	$ 39,587
Net income (loss)	$ 5,376	$ 22,001	$ (18,308)	$ 21,744
Net income (loss) per share (basic)	$ .05	$ .22	$ (.18)	$ .21
Net income (loss) per share (diluted)	$ .05	$ .22	$ (.18)	$ .21
Weighted average shares (basic)	102,064	102,064	102,064	102,064
Weighted average shares (diluted)	102,281	102,271	102,064	102,104

	Quarter Ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,
	(in thousands, except per share data)			
2001[2]				
Net sales	$ 39,382	$67,857	$ 66,268	$78,472
Gross profit	$ 26,733	$46,825	$ 45,646	$57,884
Operating (loss) income	$(10,730)	$ 6,659	$(31,475)	$ 7,648
Net (loss) income	$(14,238)	$ 2,731	$(32,993)	$ 7,959
Net (loss) income per share (basic)	$ (.16)	$ .03	$ (.37)	$ .09
Net (loss) income per share (diluted)	$ (.16)	$ .03	$ (.37)	$ .09
Weighted average shares (basic)	89,139	89,139	89,139	98,526
Weighted average shares (diluted)	89,139	89,213	89,139	98,649

(1) Operating income (loss) and net income (loss) for the year ended December 31, 2002 and the quarter ended September 30, 2002 included charges of $40.4 million for compensation related to stock options, $13.3 million for purchased in-process research and development and $9.0 million for a manufacturing transfer fee. Operating income (loss) and net income (loss) for the year ended December 31, 2002 and the quarter ended December 31, 2002 included charges of $8.0 million for an inventory reserve for extended-release oxycodone tablets, an adjustment to the non-cash compensation charge taken in the third quarter of $5.7 million, making the compensation charge for the year ended December 31, 2002 $34.7 million and a $7.0 million additional charge for purchased in-process research and development, making the purchased in-process research and development charge $20.3 million for the year ended December 31, 2002.

(2) Operating (loss) income and net (loss) income for the year ended December 31, 2001 included charges of $37.3 million in the quarter ended September 30, 2001 for compensation related to stock options. The number of weighted average shares outstanding increased in the quarter ended December 31, 2001 due to the shares issued in our secondary offering.

Independent Auditors' Report

The Board of Directors and Stockholders
Endo Pharmaceuticals Holdings Inc.

We have audited the accompanying consolidated balance sheets of Endo Pharmaceuticals Holdings Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in Item 15 of the Company's Annual Report on Form 10-K. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Endo Pharmaceuticals Holdings Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Notes 2 and 7 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002.

/S/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Philadelphia, Pennsylvania
February 13, 2003
(March 18, 2003 as to Note 12)

Directors

Carol A. Ammon
Chairman and Chief Executive Officer

Brian T. Clingen[1]
Founder and President,
BP Capital Management

Michael B. Goldberg
Managing Director,
Kelso & Company

Michael Hyatt[2]
Senior Managing Director,
Bear, Stearns & Co.

Roger H. Kimmel
Vice Chairman,
Rothschild, Inc.

Frank J. Loverro[2]
Vice President,
Kelso & Company

Clive A. Meanwell, M.D., Ph.D.
Executive Chairman,
The Medicines Company

Michael W. Mitchell
Partner,
Shapiro Mitchell Forman Allen & Miller LLP

Joseph T. O'Donnell, Jr.[1]
President,
Van Beuren Capital, L.L.C.

David I. Wahrhaftig[1][2]
Managing Director,
Kelso & Company

(1) Audit Committee Member
(2) Compensation Committtee Member



Printed on recycled paper.

Officers

Carol A. Ammon
Chairman and Chief Executive Officer

Mariann T. MacDonald
Executive Vice President,
Operations

Jeffrey R. Black
Senior Vice President,
Chief Financial Officer and Treasurer

Peter A. Lankau
President and Chief Operating Officer

David A. H. Lee, M.D., Ph.D.
Executive Vice President,
Research & Development and
Regulatory Affairs

Caroline B. Manogue
Senior Vice President,
General Counsel and Secretary

Corporate Information

Corporate Headquarters
100 Painters Drive
Chadds Ford, PA 19317
(610) 558-9800

R&D Facility
500 Endo Boulevard
Garden City, NY 11530

Auditors
Deloitte & Touche LLP
1700 Market Street, 25th Floor
Philadelphia, PA 19103

Corporate Counsel
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

Transfer Agent
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038

Investor Relations
A. William Newbould
Vice President, Corporate Communications
Endo Pharmaceuticals
100 Painters Drive
Chadds Ford, PA 19317

Annual Shareholder Meeting
Wednesday, May 28, 2003 @ 10:00 a.m.
Best Western Concordville Inn
Routes 1 and 322
Concordville, PA 19331

SEC Form 10-K
A copy of the annual report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to:

Corporate Communications
Endo Pharmaceuticals
100 Painters Drive
Chadds Ford, PA 19317

Web Site
www.endo.com

Annual Report Design
Acme Design Group
www.acmedesign.com


ENDO
PHARMACEUTICALS

Endo Pharmaceuticals Holdings Inc.
100 Painters Drive
Chadds Ford, PA 19317
www.endo.com